7/5

06016575

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pryme Oil and Gas Limited

*CURRENT ADDRESS Level 7, 320 Adelaide Street
Brisbane QLD 4000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

FILE NO. 82- 35010 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 9/5/06

082-35010

pryme
OIL AND GAS

12-21-05
AR/S

PROSPECTUS

PRYME OIL AND GAS LIMITED

ABN 75 117 387 354

For the offer of 35,000,000 Shares at an issue price of 20 cents each to raise $7,000,000

IMPORTANT INFORMATION

This is an important document that should be read in its entirety. If you do not understand it you should consult your professional advisers without delay. The Securities offered by this Prospectus should be considered speculative.


UNITED STATES


LOUISIANA


WILCOX BASIN
pryme
OIL AND GAS

IMPORTANT NOTICE

This Prospectus is dated 3 March 2006 and was lodged with the ASIC on that date. The ASIC and its officers take no responsibility for the contents of this Prospectus or the merits of the investment to which the Prospectus relates.

The expiry date of this Prospectus is at 5.00pm WST on that date which is 13 months after the date this Prospectus was lodged with the ASIC (**Expiry Date**). No Shares may be issued on the basis of this Prospectus after the Expiry Date.

It is important that investors read this Prospectus in its entirety and seek professional advice where necessary. The Shares the subject of this Prospectus should be considered speculative.

WEB SITE – ELECTRONIC PROSPECTUS

A copy of this Prospectus can be downloaded from the website of the Company at www.prymeoilandgas.com. Any person accessing the electronic version of this Prospectus for the purpose of making an investment in the Company must be an Australian resident and must only access the Prospectus from within Australia.

The Corporations Act prohibits any person passing onto another person an application form unless it is attached to a hard copy of this Prospectus or it accompanies the complete and unaltered version of this Prospectus. Any person may obtain a hard copy of this Prospectus free of charge by contacting the Company.

EXPOSURE PERIOD

This Prospectus will be circulated during the Exposure Period. The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds. Potential investors should be aware that this examination may result in the identification of deficiencies in the Prospectus and, in those circumstances, any application that has been received may need to be dealt with in accordance with Section 724 of the Corporations Act.

Applications for Shares under this Prospectus will not be processed by the Company until after the expiry of the Exposure Period. No preference will be conferred on persons who lodge applications prior to the expiry of the Exposure Period.

CORPORATE DIRECTORY

Directors
Mr John Dickinson
Mr Justin Pettett
Mr Ryan Messer
Mr Ananda Kathiravelu

Company Secretary
Mr Matthew Fogarty

Australian Company Number
117 387 354

Registered and Principal Office
Level 7, 320 Adelaide Street
BRISBANE QUEENSLAND 4000
AUSTRALIA
Telephone: (07) 3371 1103
Facsimile: (07) 3371 1105

Postal Address
GPO Box 111
BRISBANE QLD 4001

Website
www.prymeoilandgas.com

Independent Geologist
Mr Joe B. Adams
9141 Interline Ave Suite 3A
BATON ROUGE, LOUISIANA 70809
UNITED STATES OF AMERICA

Solicitors to the Offer
Steinepreis Paganin
Lawyers & Consultants
Level 4, Next Building
16 Milligan Street,
PERTH WESTERN AUSTRALIA 6000

Investigating Accountant
Moore Stephens
Level 25 71 Eagle Street
BRISBANE QUEENSLAND 4000
Telephone: (07) 3317 7877
Facsimile: (07) 3100 0028

Share Registry
Advanced Share Registry Services
110 Stirling Hwy
NEDLANDS WESTERN AUSTRALIA 6009
Telephone: (08) 9389 8033
Facsimile: (08) 9389 7871

TABLE OF CONTENTS

CHAIRMAN'S LETTER

Dear Investor,

On behalf of Pryme Oil and Gas Limited, I am delighted to offer you the opportunity to invest in a company whose mission is to acquire, delineate and develop conventional oil & natural gas, coalbed methane and shale gas resources throughout North America.

By this Prospectus, the Company invites investors to apply for 35,000,000 Shares at an issue price of 20 cents to raise $7,000,000 in order to: i) acquire existing oil production in the Wilcox Basin in Central Louisiana and continue the development of that related leasehold interest; ii) participate in the testing and delineation of certain oil & natural gas-bearing sandstones through the use of three dimensional (3D) seismic technology, coalbed methane and organic shales in several basins in North America; and; iii) make application to the Australian Stock Exchange to have the Shares of the Company publicly traded.

It is often said in the oil and gas industry that: "*....the really prime oil and gas projects never leave their city of origin.*" This is because they are normally taken up between and among the elite community of independent oil operators in those cities, who capitalize them jointly because they usually have a "first-look" privilege. It takes many years, very hard work and meaningful accomplishments to qualify for membership in this community, in what could otherwise be referred to as this exclusive "club of relationships".

Pryme's Board has a combined experience of over forty years of North American oil and gas resource development experience. With this history behind it Pryme can move to take advantage of the realities of today's very high global energy consumption and resulting high oil and gas prices. For example, the United States uses one quarter of the world's oil supply, yet holds less than 3% of the world's oil reserves. With few exceptions, the readily-accessible oil and gas formations in the United States are mostly depleted over past decades, and new sources are not being developed at anywhere close to the rate they are being consumed. More specifically, the United States at present uses approximately 62 billion cubic feet (BCF) of natural gas per day, but produces only 52 BCF per day.

Much of these known hydrocarbon resources that remain for development in the United States and Canada are not "exploratory" or "wildcat" by their nature. Such projects are instead "engineering plays" with little reservoir risk in such categories as coalbed methane, gassy organic shales, low-permeability sandstones and "dead" oil in place. These sources are relatively widespread in North America, but they all require specialized knowledge in drilling, well completions and production operations. With the objective of using its considerable experience in these technologies, the Directors of Pryme wish to contribute the sum of these abilities to the growth of the Company.

The first acquisition that the Company proposes to make is the LaSalle Parish Project which is situated in the Wilcox Basin in Central Louisiana. This production project was chosen based on a balance of engineering risk, price risk, upside potential and project life, making it the logical choice for such an inaugural step. This project has existing oil reservoirs and some "stacked" proved, undeveloped formations behind pipe, in addition to ongoing oil production from existing wells. The upside potential exists through further drilling and development of the numerous additional undeveloped zones. We are confident that this Project will form a solid foundation for the Company and for future acquisitions to come.

Welcome aboard.

Yours sincerely

JOHN DICKINSON
CHAIRMAN
3 March 2006

KEY OFFER DETAILS

Indicative Timetable

Event	Date
Prospectus lodged with ASIC	3 March 2006
Opening Date	10 March 2006
Closing Date	29 March 2006
Expected dispatch date of Share statements	5 April 2006
Expected date of Quotation of Shares on ASX	12 April 2006

This timetable is indicative only. The Board reserves the right, to vary the dates and times of the Offer without prior notice, which may have a consequential effect on other dates. Investors are therefore encouraged to submit their Application Form together with a cheque as early as possible.

Capital Structure

Shares

Offer price per Share A$0.20

Number of shares currently on issue –	
At incorporation	10,100,000
Through prospectus lodged on the 1st of December 2005*	2,500,000
Shares to be issued –	
Under this Prospectus	35,000,000
To vendors of LaSalle Parish Project	3,300,000
Total on issue at completion of the Offer	**50,900,000**

* As at 28 February 2006, approximately 1,352,750 of these shares are fully paid. The Company will seek to have all of these shares fully paid up by the Closing Date.

Note: There are currently no Options issued by the Company.

1. CORPORATE SUMMARY

1.1 Company History

Pryme Oil and Gas Ltd is an Australian public company incorporated on the 1st of December 2005. Following incorporation, the Company undertook a $100,000 capital raising by the issue of 2,500,000 partly paid shares through a prospectus lodged with ASIC on the 1st of December 2005. The purpose of this raising was to facilitate the evaluation and potential acquisition of oil and gas projects throughout North America.

The Company issued an initial call on the shares of 4 cents per share, which has been now fully received. The Company subsequently made a final call on these partly paid shares to raise a further amount of $300,000. All funds received by the Company from these calls have or will be added to the working capital of the Company and funded the due diligence of the interests described in Section 1.2 below, and the offer costs of this Prospectus leaving a cash balance of approximately $194,447 at 28th February 2006 and $137,670 in partly paid Share payments to be received by the Company (refer to the Investigating Accountant's Report in Section 7 of this Prospectus for further details re the share issues).

1.2 LaSalle Parish Acquisition

On 12 February 2006, the Company entered into two agreements to acquire an interest in several producing oil fields, as detailed below (and in the Independent Geologist's Report in Section 6) located throughout LaSalle Parish, Louisiana, that are operated by Belle Oil Inc. of Natchez, Mississippi.

Field Name	Interest
Routh Point Field	10.00%
Northwest Rogers Area	10.00%
Petro Hunt et al Boot Hill Lease	5.00%
Shirley State Area	10.00%
Ward Lease	8.25%
LA Pacific SU65 Ray 2-6SU 56	8.00%

The acquisition of these interests is subject to the satisfaction of a number of conditions precedent. The consideration payable to the sellers (Craig J Sceroler Inc. and Mr James Stewart) for these acquisitions is the payment of US$1,690,000 in cash and 1,650,000 Shares to Craig J. Sceroler Inc. and US$1,420,000 in cash and 1,650,000 Shares to Mr James Stewart.

Details of the above agreements are more fully described in Section 11 of this Prospectus.

2. COMPANY OVERVIEW

2.1 Company Strategy

Pryme proposes to use the knowledge base, business history and track record of its Directors to further the testing and development of the several hydrocarbon prospects described herein, for the benefit of its shareholders. The Company sees this strategy being implemented in 3 phases:

Phase 1

The LaSalle Parish production acquisition provides the opportunity for the Company to acquire an interest in existing oil producing assets for the Company. The expected longevity of the acquired production, coupled with its relatively low production cost, is more fully described elsewhere in this Prospectus. Several of the Directors have been involved in this Project personally, in the capacity of consultants to participate in the Project (John Dickinson also has a working interest in the Project as described in section 2.2 of this Prospectus), in the drilling and development of most of the wells involved in the purchase. Their knowledge of these wells is one of the reasons for the acquisition.

Phase 2

The Company is seeking to participate in a large scale "three dimensional (3D)" seismic survey in an onshore area in Louisiana which is referred to in this Prospectus as: "The Louisiana Prairie" which will have the object of evaluating the area for possible acquisition. As at the date of this Prospectus, the Company does not have an interest in any land that will be the subject of the seismic survey. However, the Company is likely to obtain a significant stake in this venture, in partnership with some of the most sophisticated explorationists in Louisiana. The goals of the venture will be the discovery of oil and gas targets at approximate depths of 4,000 feet, 8,000 feet, 11,000 feet, 12,000 feet and 16,000 feet. Pryme's Board Chairman and five of the planned 3D seismic survey venture group have been working on and investing their own time and capital currently in an analogue play on trend and to the west of the proposed new 3D project.

Phase 3

The Company intends to make further United States oil and gas acquisitions and participate in additional early stage 3D seismic projects, conventional oil and unconventional natural gas in some of the most resource-rich provinces in the United States. Planned acquisitions will also extend to engineering projects such as production enhancement of existing fields and development of blanket, low permeability reservoirs in the United States. These areas may include the United States Gulf Coast region, the Midwest and the Rocky Mountains.

To facilitate this growth, John Dickinson, Justin Pettett and Ryan Messer are to evaluate on a regular, systematic basis early stage oil & gas project alternatives that will comprise its "deal flow". These Directors have an excellent reputation in the oil and gas industry for getting things done. As a result of their reputation these Directors are frequently contacted by geologists and engineers within the oil and gas community, to review their current portfolios and participate in the syndication of their projects.

2.2 LaSalle Parish Project Overview

Background

The LaSalle Parish Project is located in LaSalle Parish, Louisiana approximately 20 miles northeast of Alexandria, Louisiana. The area is generally known as the Wilcox Basin, known for its prolific, long-life oil production.



The Basin contains sediments located in central Louisiana and western Mississippi. It is a proven source of large reserves of oil with some wells having sustained commercial production since the 1940's. There have been over 160,000 commercially producing wells established in and around the Wilcox Basin since 1910. The area is a proven oil province with the exploitation of multiple accumulations of Wilcox oil having produced for decades. These so-called "stacked sandstones" are typically layered between 1,200 feet and 6,000 feet from the surface. Many of them have become saturated with oil that has migrated from deeper source rocks.

The Project comprises twenty-one separate oil wells, five formation water disposal wells and associated facilities located in six separate fields with leases covering an area of approximately 1,125 acres. The Project produces a regular, systematic monthly income from oil sold. The first well in the Project was drilled in 2001. It is operated by Belle Oil Inc. of Natchez Mississippi. Belle Oil has a strong local United States-based presence and technical team with a long track record of successful oil and gas exploration and operations as a "niche" player focused on the Wilcox Basin.

By industry standards, drilling in the Wilcox Basin is relatively straightforward, low cost and without much mechanical risk. The key attributes of the LaSalle Parish Project are:

- a proven oil and gas province;
- an economic rate of exploration and development success;
- relatively shallow, low-risk drilling;
- extensive oil and gas gathering and transportation infrastructure;
- low development costs with short lead time for revenue generation after well completion work;
- a ready market for oil and gas and near the home of one of the main United States natural gas hubs "The Henry Hub";
- additional drilling and development locations;
- stacked pays or formations behind pipe yet to be developed;

- three of the four Directors have had direct personal experience and personal investment in the Wilcox Basin for the past four years, as has the operator, Belle Oil Inc. and LaSalle Energy LLC of Vidalia, Louisiana.

The Project Area

Louisiana is among the strongest markets for oil and natural gas in the United States, with commensurately high oil and gas prices.



Louisiana is a major oil producing state with abundant crude oil reserves, ranking 5th in production and 8th in reserves throughout the United States. Petroleum infrastructure is extensive with a large network of crude oil, product, and liquefied petroleum gas (LPG) pipelines and storage facilities. Louisiana is also home to two of the four Strategic Petroleum Reserve (SPR) storage facilities in the United States: West Hackberry in Cameron Parish and Bayou Choctaw in Iberville Parish, Louisiana. Other infrastructure includes seventeen petroleum refineries with a combined crude oil distillation capacity of nearly 2.8 million barrels per calendar day, the second highest in the nation after Texas. Louisiana also has numerous ports including the Louisiana Offshore Oil Port (LOOP).

All of the oil produced from successful wells is sold to the high-demand market that is evident in the Louisiana area and throughout the United States.

Stable Existing Production

The Wilcox Basin oil reservoirs are mostly water-driven and solution gas driven, which eliminates the need for artificially stimulating such zones in their later life via "water flood" or gas injection. Instead, the Basin wells either flow naturally or are pumped at the surface by standard oilfield pumping units. Their producing life is usually in excess of fifteen years, with production from many of the wells lasting from 25 to 50 years.

The Company is purchasing an interest in the twenty-one existing producing wells that comprise the Project. Each field involved in the purchase, except for the Northwest Rogers field, contains multiple formations or zones that deplete over time. Many of these formations are behind pipe, and are termed: "Proved Undeveloped Reserves" (PUD) meaning that these reserves were identified during the logging and testing period and that they are not presently being produced. Once the current producing formations deplete, a "work over" rig is brought into the field to recomplete the well in the next formation in sequence. Some of the wells in which the Company is purchasing an interest have up to as many as eight productive sands in the field of which three are behind pipe and need to be perforated.

Lease Operating Expenses

The production expense associated with these wells is low due to the natural reservoir pressures, the availability of associated gas to fuel the pumping units, and the ready availability of formation water disposal. Such expense, labelled "lifting cost" is typically less than $7 per barrel of net oil produced.



Potential Upside through Further Development

The independent geologist's report in Section 6 of this Prospectus details the numerous additional drilling locations apparent within the Project. Currently there are twenty-one existing producing wells with the likelihood of an additional 20 wells that have been identified as viable locations to drill or recomplete, in order to delineate existing reservoirs and extend the life of the existing reserves.

Operator

Belle Oil was founded in 1982, for the purpose of owning and operating existing oil and gas properties in the Mississippi and Louisiana area, ownership of the Louisiana Well Service Co., a Louisiana based well servicing and drilling company, and for initiating oil & gas resource development within its market areas in Florida, Louisiana, Alabama and Mississippi. This latter objective has been carried out primarily by Belle Exploration, Inc. founded in 1983.

Belle Oil is the operator of each of the fields in the LaSalle Parish Project and it collectively owns the majority of the working interest in the LaSalle Parish Project. The founders of Belle Oil and affiliates are the father-and-son team of Alton J. Ogden, Sr. and Alton J. Ogden, Jr a graduate of the University of Mississippi at Oxford.

The Directors have a close working relationship with the operator that has been nurtured since 2001 when the Chairman of the Company, John Dickinson first became a working interest owner himself in the LaSalle Parish Project wells. John Dickinson and his brother own approximately a 4% working interest in the Belle-operated properties.

Strategy

Pryme's strategy with regard to the purchase of the Project is to sustain, improve and develop cash flows from the producing fields while also adding additional production capacity through the delineation of further wells for production. This will be facilitated through the optimization of field operations through working closely with the Operator.

The Company has the right pursuant to all but one of the "Model Form Operating Agreements" relating to the Project (being the standard agreement between and among the holders of a working interest in the Project) to nominate additional well locations within the Project and offer a first right of refusal to the other working interest partners to participate. If they decline then the Company has the right to fund the costs of any non-participating interests and receive revenue rateable to the percentage working interest costs it has incurred. The Model Form Operating Agreement that does not include this right relates to the wells described as WX DRE SUC Petro Hunt et al No. 1, WXA RA SU56 2-6 No 1, and WXD RA SU65 La Pacific located in the La Pacific SU65 Ray 2-6 SU 56 Field.

The Company also intends to conduct sufficient testing and evaluation to enable it to estimate the amount of reserves and resources it holds within the La Salle Parish Project. This is anticipated to be finalised by 31 May 2006.

2.3 Exploration and Development

2.3.1 Testing the Louisiana Prairie for Oil & Gas With Three-Dimensional Seismic

In addition to the purchase of the LaSalle Parish Project, Pryme is in the final stages of executing a joint venture participation agreement to participate in a Louisiana partnership (the Louisiana Prairie Venture, or "LPV"), which is being formed for the purpose of testing previously unexploited sandstones in the central part of Louisiana. Upon finalising the LPV agreement the Company will have a right to a significant working interest in any wells drilled or acquired by the LPV. As at the date of this Prospectus, the Company does not have an interest in any land that will be subject to 3D seismic and no wells have been or are proposed to be drilled until completion of the initial evaluation phase of the LPV. The initial evaluation phase will take approximately 4 to 6 months (refer to Section 2.3.3 of this Prospectus for further details on the timing). Exploration and development funds from this Offer will be allocated to the initial evaluation phase of the LPV which will include the permitting and optioning of lease acreage in order to shoot 3D seismic to identify and test prospective oil & gas-bearing accumulations in the region.

This venture is composed of an aggregation of geological and geophysical talent with many years of experience in successfully exploring for oil and gas onshore, from the Mississippi state line to the east, to the border with Texas on the west.

John Dickinson, Justin Pettett and Ryan Messer (all Directors) have been joint venture partners since 2001 in the Wilcox Basin of Louisiana with several of the principals of the LPV, drilling some 85 logged boreholes and successfully completing half of them, which is about double the historical success rate for the Wilcox Basin. The methodology used for the shallow to intermediate depth objectives (1,400 feet – 5,500 feet) in that recent activity has consisted primarily of the correlating and mapping of sandstones penetrated by previously drilled wells.

By contrast, the Louisiana Prairie has deeper objectives (4,000 feet – 16,000 feet), with significantly larger reserves based on the evaluation of production histories, but also grounded in the essential fact that deeper objectives contain larger accumulations in the billion cubic feet ("Bcf") range – or fractions thereof - for natural gas and millions of barrels of oil ("MMBO") – or fractions thereof - for oil. The only investigative difference between the Prairie and the Wilcox Basin is that fewer wells have been drilled in the Prairie, resulting in a lower number of oil and gas field discoveries. This is primarily because the economic limit of deeper wells was too low to justify drilling many of them, based on oil and gas prices that prevailed for decades in the $15 - $25/Bbl and $1.50 - $2.85/MMBtu range. For reasons set out elsewhere in this Prospectus, these economics have changed dramatically.

2.3.2 Modern 3D Seismic

The LPV will utilize new 3D seismic data to be gathered and processed, then correlated with available information from previously drilled wells and existing 2D data in order to determine what objectives should be drilled and where in the Prairie to drill them. The laws of physics that form the basis of this 3D seismic collection are not complicated once it is understood that sound waves travelling through the earth's crust are slowed down by hydrocarbon accumulations, especially natural gas and natural gas in solution with oil. Such sound impulses are not slowed down by rock, water or most other materials that comprise the earth's crust.

Therefore, it is possible to measure the extent to which the sound waves are impeded as they pass through the various forms of hydrocarbons and fix the subsurface points at which the sound is attenuated. The propagation of the sound waves begins on the surface, using either small explosive charges in 100 feet shot holes, or long wavelength vibrations of large magnitude, generated by truck-mounted vibrating equipment that is called "vibro-seis".

The below image is an example of an 11,000 feet Wilcox objective on trend with the Louisiana Prairie 3D regional objectives:



With older, "2D" seismic methodology that derived from a single line of shot holes, the surface propagation points are triangulated with the measured subsurface points where the waves have slowed. Thereafter, such calculations are integrated with the geological correlation of log analysis from previously drilled wells where possible.

With the advent of 3D seismic, shot hole patterns are laid out in concentric circles or, alternatively, concentric squares or rectangle patterns are used. When processed, this method provides a 3D picture of geological events at most depths from about 1,200 feet to 30,000 feet. With this relatively new methodology, it is not necessary to explore for oil and gas only in areas that had been drilled previously. The use of 3D seismic alone has resulted in success ratios better than 80% - 85% in locating oil and natural gas reservoirs.

With the concentric circles, rectangles or squares consisting of shot holes or vibroseis locations in mind, one can imagine the complications and high cost of obtaining seismic data in areas that are populated. Therefore an ideal situation would be for lands with few inhabitants to be underlain by oil and gas deposits, making the shot hole placement relatively easy. The Louisiana Prairie is characterized by generally sparse population with random oil and gas fields of historically significant yields, thus providing the better fundamentals we look for in forming the Louisiana Prairie Venture.

Shown below is an example of a processed 3D seismic prospect in what is named the "Frio" formation or sand at a nominal depth of 4,000 feet. The Frio interval is natural gas-bearing sandstone with generally high permeability and gas saturation. You can see that the area of highest "acoustic impedance" is depicted in red by computer calculations. The shading of color away from the peak of red and into yellow defines the somewhat lenticular shape of the gas accumulation. It is thus a prime natural gas target for the LPV at intermediate depth.



2.3.3 Timeline of Events and Strategy

Securing the oil and gas rights prior to any shooting of seismic is paramount. This is achieved through the optioning of acreage (where possible) on a "first rights" basis for a period of time and paying the landowner a permitting fee in order to shoot seismic over their land. Should the LPV discover any sign of hydrocarbons below the surface through processing of the 3D seismic, the terms of any lease are pre-negotiated. This process usually takes three to four months on a project of this size. The LPV's relationship with landowners, landmen and lawyers is important and in the case of the LPV they are exceptionally strong in the project area.

After the permitting and optioning of the land has taken place, the 3D seismic is shot through a process that has been described above. This takes a further three to four months to complete.

The 3D data from the seismic shoot is then processed for the identification and mapping of hydrocarbons. This process can take around thirty days to complete at which time prospects are identified, lease options are exercised and then converted into drilling & production rights. By optioning the acreage first, then shooting the 3D seismic and processing it, hundreds of thousands of dollars can be saved on the land lease costs in a project of this size.

Once the acreage is leased, well permits are lodged and drilling contractors hired to drill the wells to target depth in order to test the 3D seismic leads. The evaluation phase is completed in six to eight months and the LPV begins the testing and development phase of the project with the aim of proving-up reserves.

3. THE INDUSTRY

3.1 Natural Gas Supply & Demand


U.S. Natural Gas Consumption, Production and Imports
1970 - 2020 (trillion cubic feet)
Consumption
net imports
Production
35
30
25
20
15
10
5
0
History
Projections
1970
1980
1990
2000
2010
2020
World Natural Gas Reserves, Jan 1 2000. Source: International Energy Annual 1999 EIA

At the present time, the United States uses approximately 52 billion cubic feet ("Bcf") of gas per day. The production of natural gas from all sources in the United States, including unconventional ones such as coal bed methane ("CBM") and shale gas totals approximately 62 billion cubic feet per day, or a deficit of some 10 Bcf per day. Much of the projected growth in natural gas consumption throughout the world is in response to rising demand for natural gas to fuel efficient new gas turbine power plants.

As indicated in the "Consumption versus Production Ratio" graph above, there is a serious deficit in gas supply that cannot be made up in the near term from Liquefied Natural Gas ("LNG"), or from Canadian or Mexican imports. Therefore, natural gas prices in the United States for the foreseeable future will generally reflect either: i) the lower economic limit of new gas fields developed mostly from unconventional sources; or: ii) the cumulative cost of developing gas reserves in a foreign country, liquefying such gas, shipping it internationally, gasifying it portside in the United States, then transporting it to United States burner tips.

It is for these many reasons that natural gas prices in the United States today generally range from a low of US$7/MMBtu to levels as high as US$18/MMBtu depending upon seasonal demand. Such prices make the development of unconventional gas very inviting. It makes the testing and development of conventional gas even more attractive.

Significant unconventional gas reserves take some time to aggregate because of the low reservoir pressures, low permeability and low ultimate recoveries per well that generally characterize this resource in many basins in the United States, Canada and the Rocky Mountains. By contrast, natural gas from conventional reservoirs, such as those underlying the Louisiana gas provinces targeted by Pryme, are far more permeable – generally resulting in higher rates of production, significantly higher reserves and lower production costs.

3.2 Oil Supply & Demand

The current worldwide oil production level is approximately 80 million barrels per day. Of this amount, the United States consumes approximately 20 million barrels, or 25% of the total. This is in light of the United States population, which is about 5% of all the world's inhabitants. Moreover, the United States holds only approximately 3% of the world's oil reserves, and that United States resource is characterized by production that declines at a rate in excess of 5% per year.

None of the foregoing takes into account the potential growth in demand for oil of China, followed by India. Both countries at the moment consume about 10 million barrels per day, combined. According to the International Energy Agency, the Organization of the Petroleum Exporting Countries ("OPEC") cartel now supplies about 38% of the world oil market. The Asian population and standard-of-living growth added to infrastructure development in the region, contrasts with declining oil reserves in the North Sea, the Caspian Sea, the Gulf of Mexico and West Africa.

As in the case of the harder-to-develop unconventional natural gas discussed previously the relatively abundant, more permeable oil reservoirs have already been found and production from them is in decline on a worldwide basis. What remains are oil resources that have no natural energy *in situ*, nor do they have much permeability. Moreover, they generally contain petroleum of high viscosity that is difficult to unlock from its native rock.

Such characteristics translate into a very high economic limit for modern-day oilfields that require, in order to produce commercial quantities of product, the energy inputs of steam, or water under pressure, or carbon dioxide, or the heat of combustion in order to supplant reservoir energy that has long since depleted, or was lacking in the first place - such as "dead" oil in place. In addition are the logistical problems of artificial lift and lateral surface movement of sluggish produced fluid to some refinery that must be specially designed to process this feedstock of low volatility and yield. All these links in the production, transportation and process chain have a very high capital cost that cannot be economically justified with oil prices much below US$35/Barrel.

By contrast, production from conventional oil reservoirs such as those in the Louisiana Middle Wilcox Basin in LaSalle Parish to be purchased by Pryme, and deeper oil reservoirs that also happen to be prospective of oil within the gas provinces targeted by Pryme in central Louisiana, are more permeable, have higher, virgin reservoir pressures and have higher saturation of low-viscosity oil - resulting in higher rates of production, significantly higher reserves and lower production costs.

4. DETAILS OF THE OFFER

4.1 The Offer

Pursuant to this Prospectus the Company is offering 35,000,000 Shares at 20 cents each to raise $7,000,000. The Shares offered by this Prospectus will rank equally in all respects with the issued Shares.

4.2 Capital Structure

The capital structure of the Company will be as follows:

Shares	Number
Number of shares currently on issue –	
At incorporation	10,100,000
Through prospectus lodged on the 1st of December 2005*	2,500,000
Shares to be issued –	
Under this Prospectus	35,000,000
To vendors of LaSalle Parish Project	3,300,000
Total on issue at completion of the Offer	**50,900,000**

* As at 28 February 2006, approximately 1,352,750 of these shares are fully paid. The Company will seek to have all of these shares fully paid up by the Closing Date.

Note: There are currently no Options issued by the Company. The terms and conditions attaching to the Shares are described in the Additional Information Section of this Prospectus.

4.3 Purpose of the Offer and Use of Proceeds

The Company is seeking to raise $7,000,000 pursuant to this Offer through the issue of 35,000,000 Shares at 20 cents each. The funds raised under this Prospectus will enable the Company to purchase the LaSalle Parish Project and participate in the testing and delineation of certain natural gas-breaking sandstones, coalbed methane and organic shales in several basins in North America. The Company will also apply for admission to the Official List of the ASX.

The funds raised by the Offer will be applied as follows:

Funds Available	$
Cash on hand	194,447
Balance of Partly Paid Shares	137,670
Funds raised under the Offer	7,000,000
Total Funds Available	**7,332,117**

Allocation of Funds	$
Estimated cost to purchase interest in La Salle Parish Project	4,223,821
Additional drilling programs and exploration expenditure	2,000,000
Expenses of the Offer	485,000
Administration costs	350,000
Unallocated Working Capital	273,296
Total Funds Allocated	**7,332,117**

An exchange rate of $A1.00: US$0.7363 has been used for the estimated cost of the Project acquisition. If the exchange rate differs from this estimate, the funds allocated to working capital will vary accordingly.

The actual expenditures may vary from the above estimates and the Board reserves the right to vary the expenditures dependent on circumstances and other opportunities. On successful completion of the Offer the Company will have sufficient working capital to carry out its stated objectives in this Prospectus.

4.4 Applications for Shares

An application for Shares under this Prospectus can only be made on the Application Form attached to or accompanying this Prospectus. Applications must be for a minimum of 10,000 Shares ($2,000) and thereafter in multiples of 2,500 Shares ($500).

Cheques should be in Australian currency and made payable to "Pryme Oil and Gas Ltd – Share Application Account" and crossed "Not Negotiable".

Completed Application Forms and cheque(s) must be delivered or mailed in accordance with the instructions set out on the reverse side of the Application Form. Applications must be received by 5.00 pm WST on the Closing Date (subject to the right of the Directors to close the Offer earlier or extend the Closing Date without notice). Applications may be mailed or hand delivered to the Share Registry at:

By Mail: PO Box 1156, Nedlands, Western Australia 6909

or

By Hand: 110 Stirling Highway, Nedlands, Western Australia 6009

4.5 Minimum Subscription

The minimum subscription to the Offer is 35,000,000 Shares raising $7,000,000 before expenses of the Offer, which is equivalent to full subscription. If the minimum subscription has not been raised within 4 months after the date of this Prospectus all application moneys will be refunded in accordance with the Corporations Act.

4.6 Underwriting

The Offer will not be underwritten.

4.7 Arrangements with Brokers

There is no sponsoring broker. The Company reserves the right to pay a placement fee to an Australian financial services licensee as detailed in the Additional Information Section.

4.8 Cash flow forecasts

The Company is a prospective oil and gas company. Given the speculative nature of oil and gas development and production, there are significant uncertainties associated with forecasting future revenue. Additionally, the Board believes that historical cash flows from the LaSalle Parish Project are not representative of cashflows going forward for a number of reasons, including the fact that remedial work has recently been done on some of the wells which has materially affected recent production. On this basis the Directors believe that reliable forecasts cannot be prepared and accordingly have not included forecasts in this Prospectus.

4.9 Allotment

Subject to ASX granting approval for the Company to be admitted to the Official List, allotment of Shares offered by this Prospectus will take place as soon as practicable after the Closing Date. Prior to allotment, all application monies shall be held by the Company on trust. The Company, irrespective of whether the allotment of Shares takes place, will retain any interest earned on the application monies.

The Directors reserve the right to allot Shares in full for any application or to allot any lesser number or to decline any application. Where the number of Shares allotted is less than the number applied for, or where no allotment is made, the surplus application monies will be returned by cheque to the applicant within seven (7) days of the allotment date.

4.10 ASX Listing

The Company will apply to ASX within seven (7) days after the date of this Prospectus for admission to the Official List and for Official Quotation of the Shares offered under this Prospectus. If ASX does not grant permission for Official Quotation of the Shares within three (3) months after the date of this Prospectus, or such longer period as is permitted by the Corporations Act, none of the Shares offered by this Prospectus will be allotted or issued. In that circumstance, all applications will be dealt with in accordance with the Corporations Act.

4.11 Applicants outside Australia

This Prospectus does not, and is not intended to, constitute an offer in any place or jurisdiction, or to any person to whom, it would not be lawful to make such an offer or to issue this Prospectus. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify these Shares or otherwise permit a public offering of the Shares the subject of this Prospectus in any jurisdiction outside Australia.

It is the responsibility of applicants outside Australia to obtain all necessary approvals for the allotment and issue of the Shares pursuant to this Prospectus. The return of a completed Application Form will be taken by the Company to constitute a representation and warranty by the applicant that all relevant approvals have been obtained.

4.12 CHESS

The Company will apply to participate in the Clearing House Electronic Subregister System (**CHESS**). CHESS is operated by ASX Settlement and Transfer Corporation Pty Ltd (**ASTC**), a wholly owned subsidiary of ASX, in accordance with the Listing Rules and the ASTC Settlement Rules.

Under CHESS, the Company will not issue certificates to investors. Instead, Shareholders will receive a statement of their holdings in the Company. If an investor is broker sponsored, ASTC will send a CHESS statement.

4.13 Risk factors

Prospective investors in the Company should be aware that subscribing for Shares the subject of this Prospectus involves a number of risks. These risks are set out in Section 9 of this Prospectus and investors are urged to consider those risks carefully (and if necessary, consult their professional adviser) before deciding whether to invest in the Company.

The risk factors set out in Section 9, and other general risks applicable to all investments in listed Shares not specifically referred to, may in the future affect the value of the Shares. Accordingly, an investment in the Company should be considered speculative.

4.14 Privacy Statement

If you complete an application for Shares, you will be providing personal information to the Company. The Company collects, holds and will use that information to assess your application, service your needs as a Shareholder and to facilitate distribution payments and corporate communications to you as a Shareholder.

The information may also be used from time to time and disclosed to persons inspecting the register, including bidders for your Shares in the context of takeovers; regulatory bodies, including the Australian Taxation Office; authorised securities brokers; print service providers; mail houses and the Share Registry.

You can access, correct and update the personal information that we hold about you. If you wish to do so, please contact the Share Registry at the relevant contact number set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (as amended), the Corporations Act and certain rules such as the ASTC Settlement Rules. You should note that if you do not provide the information required on the application for Shares, the Company may not be able to accept or process your application.

5. DIRECTORS AND CORPORATE GOVERNANCE

5.1 Directors

Mr John Dickinson
Non Executive Chairman

Mr. Dickinson has spent over 30 years in energy sector drilling, completions, production operations and project finance. Primarily in the areas of oil, natural gas and coal bed methane resource development, gas gathering, gas compression, gas transmission and project finance of combustion-turbine power plants.

Since 1982 Mr Dickinson has been an oil & gas producer. He operated a large oil & gas producing property in South Texas for six years with Mobil Oil and others as his partners, and then co-developed four electric power projects in the United States, integrated with the development of natural gas as fuel. He later pursued a coalbed methane technology transfer opportunity in Colombia with ECOPETROL, the state-owned oil & gas company.

Subsequently, he has been participating with Louisiana partners in oil development in that State, coalbed methane in Oklahoma in the Arkoma and Cherokee Basins, and is active in the continuing investigation and testing of organic shales and bituminous coals in several other basins in the United States.

Mr Dickinson recently represented venture capital funds in London, Connecticut and Hong Kong in the investigation of new drilling technologies developed in the United States. Such advances as horizontal drilling and multi-lateral or "pinnate" drilling designed to effectively drain coalbed methane, shale and low-permeability natural gas sandstones.

Mr Dickinson has been published several times in industry journals, including a lead article in Independent Energy Magazine (September, 1990) and again in Independent Energy Magazine (May/June, 1992), concerning profitability enhancement of independent electric power plants. Another article published in Cogeneration & Small Power Monthly (July, 1989). The subject of the article involved the sourcing and qualifying of natural gas reserves for electric power projects.

Mr Dickinson graduated from Tulane University with a degree in Business Administration.

Mr Justin Pettett
Managing Director

Mr Pettett has worked successfully as a business analyst, broker and managing director of medium sized businesses for the past 12 years, the last 5 in the United States oil and natural gas industry.

Mr Pettett is the chairman and managing director of the Sterling Energy Group of companies, North American oil and natural gas operations and portfolio managers. He sits on the board of Arkoma Wilcox Limited, an Australian public United States oil and gas exploration company, Northern Alliance Energy Inc. and Sourcerock Petroleum Inc. both United States-based energy development companies.

Mr Pettett has broad experience as a public company director with positions in senior management and steering committees, including Australian Financial Services

Licensee's among other regulatory compliance entities. His expertise is in the area of business development, investor relations, capital raisings and financial and administrative management.

Mr Ryan Messer
Non Executive Director

Mr Messer is versed in international corporate business with over 10 years of experience of which the last 5 years has been spent in the energy sector managing field operations and assisting in the formation of an evaluation team for prospects. In the last 5 years Mr Messer has been directly involved in the drilling and development of over 124 wells spread across 5 states throughout North America.

Mr Messer is the President and co-founder of the Sterling Energy Group of companies and sits on the Board of Directors for several public and private affiliated investment companies (Sterling Energy Group, Inc., Arkoma Wilcox Ltd, Northern Alliance Energy, Inc. and Soucerock Petroleum Inc.).

Mr Messer's expertise is in the area of project management, research and design, partner relationship development, asset allocation and risk assessment, investment and company management and corporate strategic direction.

Graduating from the University of Central Florida, Ryan received a Bachelors degree in Business (BS/BA) with a major in Marketing and Finance.

Ananda Kathiravelu
Non Executive Director

Mr Kathiravelu has been in the financial services funds management and stockbroking industries for over 15 years.

Mr Kathiravelu is the Chairman of ASX listed company Plantard Ltd and the Managing Director of First Capital Corporate Ltd. His areas of expertise include corporate advice, capital raising, mergers and acquisitions. His focus is in the small cap and emerging business sectors.

Mr Kathiravelu holds a Bachelor of Business and a Graduate Diploma of Applied Finance and Investment, and is an associate of the Securities Institute of Australia.

5.2 Corporate Governance

The primary responsibility of the Board is to represent and advance shareholders interests and to protect the interests of all stakeholders. To fulfil this role the Board is responsible for the overall corporate governance of the Company including its strategic direction, establishing goals for management and monitoring the achievement of these goals.

The responsibilities of the Board include:

(a) protection and enhancement of shareholder value;

(b) formulation, review and approval of the objectives and strategic direction of the Company;

(c) monitoring the financial performance of the Company by reviewing and approving budgets and monitoring results;

(d) approving all significant business transactions including acquisitions, divestments and capital expenditure;

(e) ensuring that adequate internal control systems and procedures exist and that compliance with these systems and procedures is maintained;

(f) the identification of significant business risks and ensuring that such risks are adequately managed;

(g) the review of performance and remuneration of executive directors and key staff;

(h) the establishment and maintenance of appropriate ethical standards;

(i) evaluating and, where appropriate, adopting with or without modification the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

The Board recognises the need for the Company to operate with the highest standards of behaviour and accountability.

The Company is presently considering the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations to determine an appropriate system of control and accountability to best fit its business and operations commensurate with these guidelines.

The Company seeks to follow the best practice recommendations for listed companies where appropriate for its size and operations. In cases where the Company determines it would be inappropriate to follow the principles because of its circumstances, the Company will provide reasons for not doing so in its Annual Report. One such instance is the Board presently considers the Company's size and scope of activities does not justify the establishment of special or separate committees at this stage, preferring to manage the Company through the full Board of Directors.

6. INDEPENDENT GEOLOGIST'S REPORT

Mr Joe B. Adams
Certified Petroleum Geologist #3445
Suite 3A 9141 Interline Ave
Baton Rouge, Louisiana 70809
United States of America
Telephone: (225) 929 6097

13th February 2006

Pryme Oil and Gas Limited
Level 7 320 Adelaide Street
Brisbane, Queensland 4000
Australia

INDEPENDENT GEOLOGIST REPORT

At your request I have prepared the following Independent Geologist's Report for inclusion in a Prospectus to be issued on or about the 1st of March 2006 for the issue of 35,000,000 ordinary shares at 20 cents each.

INTRODUCTION

Pryme Oil and Gas Limited of Brisbane Australia through its wholly owned subsidiary Pryme Oil and Gas Incorporated of Delaware, United States of America (Pryme) have entered into two Purchase and Sale Agreement with Mr Craig Sceroler and Mr Jay Stewart respectively to purchase their working interest in their wells operated by Belle Oil Inc of Natchez Mississippi and as set out in ***Exhibit A.*** The ownership being purchased by the Company is located in Central Louisiana in LaSalle Parish and encompasses 21 producing oil wells, 6 salt water disposal wells in six leases known as:

- The Routh Point Field,
- Northwest Rogers Area (Rogers Field),
- Petro Hunt et al Boot Hill Lease (Nebo Hemphill Field),
- Shirley State Area (Catahoula Lake Field),
- Ward Lease (Nebo Hemphill Field), and the
- LA Pacific SU65 Ray 2-6 SU 56 (West Catahoula Lake Field.)

I have included in this report detailed descriptions of each of the fields that the Company is purchasing an interest in including the Location, the wells and reservoirs, the history of the lease, the geology of the lease, the operations and well inventory paying particular attention to the number of producing wells, inactive well bores (if any) and any proposed drilling locations.

LOCATION

The LaSalle Parish Project is located in LaSalle Parish in the Wilcox Basin in East-Central Louisiana ***(see Exhibit B)*** approximately three hours north east of New Orleans and one hour west of Natchez Mississippi.

BACKGROUND

Ancient deltaic systems contain the predominant light-oil-producing reservoirs in the United States. A good example is the Wilcox Basin of east-central Louisiana and adjoining western Mississippi. The basin, filled with 3,600 feet of deltaic sediments of the Wilcox Group, has produced about one (1) billion barrels of oil since the early 1940's. It is estimated to contain more than six (6) billion barrels of remaining oil in place, distributed within unstructured deltaic reservoirs.[1]

Producing sands of the Wilcox Formation have some of the highest recoverable percentages of oil in place found in any formation in the Continental United States. Recovery of as much as 40-60 percent of the oil found in place in Wilcox Basin reservoirs is the rule rather than the exception. This is due to several factors associated with Wilcox Basin reservoirs:

- *Porosity;* (this term means the amount of void space between sand grains (as it pertains to the Wilcox Formation) measured as a percent of the total volume of area in the sand that is capable of holding fluid and/or gas); higher porosity values allow for more space within the producing sand to hold hydrocarbons.
- *Permeability;* (defined as the degree of interconnection of the pore spaces, which allows fluids and/or gases to pass through the producing sand). The larger the permeability value (expressed in units of darcies) the easier fluids and/or gases can pass through the formation and into the borehole;
- *Oil saturation;* (this term means the amount of pore space that contains oil as opposed to other fluids or gases). Higher oil saturation provides for more recoverable oil in place.

Wilcox oil sands typically exhibit high porosity, permeability and oil saturation; these three factors coupled with strong solution gas and water drives are the key to the prolific nature and longevity of producing wells.

In the Wilcox Basin, wells usually maintain their initial level of production for several years. The majority of Wilcox production is obtained when wells are producing with relatively high water cuts of 60 to 80 percent. Therefore, paramount to the success of Wilcox production is the ability to economically and efficiently produce and dispose of formation water. Each of the fields that the Company is purchasing an interest in has their own salt water disposal well and associated salt water disposal facilities.

The very strong water drives that normally accompany Wilcox reservoirs are responsible for sweeping most of the movable oil in place to well bores. Recoveries of 500-800 barrels per acre/foot are common. The Wilcox formation provides an excellent opportunity to recover large volumes of oil and gas from relatively shallow depths (3,300 – 4,500 feet in the area of review). The shallow nature of Wilcox production, along with the low associated lifting, drilling and completion costs and high cumulative production totals per well, make for excellent resource exploitation opportunities.

THE ROUTH POINT FIELD

Location

The Routh Point Field is located in LaSalle Parish, Louisiana approximately 20 miles northeast of Alexandria Louisiana along the north Shore of Catahoula Lake. The wells and facilities are located on land and accessed by road.

[1]Louisiana State University, Basin Research Institute, Baton Rouge, LA 70803; Petroleum Engineering Department, Louisiana State University, Baton Rouge, LA 70803

Wells and Reserves

This property features:

- The Routh Point Field is comprised of new leases taken by Belle Exploration covering approximately 425 acres;
- Current gross production is averaging around 211 BOPD and 1400 BWPD. All gas is used in lease operations or flared. Oil production is based on gauge reports from January 2006 and water production is based on well test furnished by the operator, Belle Oil, Inc;
- Eight proven behind pipe formations;
- Three identified drilling locations for proved reserves, consisting of multiple targets for each location;
- Excellent subsurface well control (there is no seismic data available).

History

Belle Exploration discovered the Routh Point Field in 2001. The field produces from shallow Wilcox Sands between 3,500 feet and 4,500 feet. The adjacent fields to Routh Point - Rogers, Nebo-Hemphill, West Catahoula, and Catahoula Lake fields are producing from similar Wilcox Sands. Rogers Field is located approximately two miles northwest of Routh Point. Rogers has been producing since the 1950's. A base map is included ***(see Exhibit C)*** showing the relative locations of the offsetting fields. Hunt Oil Company has been active in this area since the 1940's and has been in some sands for 30 to 40 years.

Belle acquired its interests in the Routh Point Field through acquisition of new leases. Starting in 2001, Belle drilled and completed its first well, the Coleman No.1. Belle has drilled eight subsequent wells, five of which are producers. All wells were drilled on the basis of subsurface data.

Geology

The wells at Routh Point produce from eight Wilcox age sands that range in depth from approximately 3,500 feet to 4,500 feet. The sands are fluvial, deltaic sands that are mainly stratigraphic accumulations. These zones have a very long life with 80% of the production occurring after a 10% oil cut.

Sidewall core analysis indicates that the pay sands vary in size from very fine-grained to silty sands. Porosity data obtained from the sidewall core data indicates that many of the pay sands have porosity in excess of 32% (though a maximum porosity of 32% was used in the analysis) with high permeability. Water saturations in most sands are in the 40+ percent range.

Operations

The significant items relative to the operations of the Routh Point Field are that the production facilities are located on land and they were installed by Belle in 2001. The wells are connected to a central tank battery with production, separation, and storage for oil sales with the Coleman No. 2 having its own tank battery. Oil production from the field is sold to Shell Trading (United States) Company. There are no transportation fees or handling fees for the oil and oil is moved by truck from the lease. The field is manned with pumpers that are Belle employees and the oil and gas is not dedicated.

Well Inventory:

Belle Exploration Inc. - Producing Wells:

Coleman No. 1

The Belle Coleman No. 1 well (Serial No. 225493) (API No. 17059250760000) (Lease No. 12187) was drilled to a total depth of 4,500 feet during August 2001. It was completed as a single oil completion in the Wilcox G-3 Sand from perforations at 4,358 feet to 4,363 feet in November 2001. First production from the Wilcox G-3 Sand began in November 2001. There are six zones behind pipe (Wilcox A-2, B-2, C-2, F-2, G-4, and H-2 Upper).

Coleman No.2

The Belle Coleman No. 2 well (Serial No. 226562) (API No. 17059251010000) (Lease No. 12523) was drilled to a total depth of 4,510 feet in October 2001. It was completed as a single oil completion in the Wilcox C-2 Sand with first production beginning in December 2001 from perforations at 3,772 feet to 3,777 feet. There is one zone behind pipe (Wilcox G-3).

Coleman No. 3

The Belle Coleman No. 3 well (Serial No. 227331) (API No. 17059251120000) (Lease No. 12527) was drilled to a total depth of 4,510 feet in August 2002. It was completed as a single oil completion in the Wilcox H-2 Lower Sand with first production beginning on November 8, 2002. This well is perforated in the interval from 4,389 feet to 4403 feet (MD). There are behind pipe recompletions in seven sands (Wilcox A-2, B-2, C-2, G-2, F-2, G-3, and G-4).

Coleman No. 4

The Belle Coleman No. 4 well (Serial No. 228163) (API No. 17059251320000) (Lease No. 39382) was drilled to a total depth of 4,300 feet in May 2003 (Wilcox F-2 Sand). It was completed as a single oil completion in the Wilcox A-2 Sand with first production beginning on June 8, 2003. This well is perforated in the interval from 3,574 feet to 3,575 feet (MD). There are no behind pipe recompletions in this well bore, though there were shows in other sands.

Coleman No. 5

The Belle Coleman No. 5 well (Serial No. 229657) (API No. 17059251860000) (Lease No. 44945) was drilled to a total depth of 4,500 feet in July 2004 (Wilcox H-3 Sand). It was completed as a single oil completion in the Wilcox C-2 Sand with first production beginning on July 22, 2004. This well is perforated in the interval from 3,802 feet to 3,806 feet (MD). There are behind pipe recompletions in seven sands (Wilcox A-2, B-2, F-2, G-3, and G-4).

SL 17313 No. 1

The Belle SL 17313 No. 1 well (Serial No. 227153) (API No. 17059251100000) (Lease No. 12188) was drilled to a total depth of 4,510 feet in July 2002. The well was completed as a single oil completion in the Wilcox H-2 Upper Sand. First production from the well began in September 2002 from perforations at 4,396 feet to 4,404 feet (MD). This well has additional behind pipe recompletions in two sands (Wilcox C-2 and G-3).

Whatley Heirs No. 1

The Belle Whatley Heirs No. 1 is the salt water disposal well for the property (Serial No. 226373) (API No. 17059250850000) (No lease number). Water is injected into perforations from 2,460 feet to 2,470 feet (MD). The well was original drilled in October 2001 and completed as a salt water disposal well in May 2002.

Inactive Well bores:

There are no inactive well bores on the Belle leases in the Routh Point Field.

Proposed Drilling Locations:

Coleman No. 6

The Belle Coleman No. 6 Location (Section 16, T6N-R3E) is designed to test the Wilcox zones from the A-2 Sand through the H-2 Sands. This proposed location is approximately 400 feet northwest of the Coleman No. 2 well with a proposed total depth of 4,500 feet. The proposed primary completion interval would be the Wilcox B-2 Sand, though this location could provide an additional drainage point for Wilcox C-2 Sand and Wilcox G-3 Sand.

Coleman No. 7

The Belle Coleman No. 7 Location (Section 16, T6N-R3E) is designed to test the Wilcox zones from the A-2 Sand through the H-2 Sands, though it is primarily an acceleration well for the Wilcox C-2 Sand and Wilcox G-3 Sand. This proposed location is located approximately 400 feet south-southwest of the Coleman No. 1 well. The proposed total depth is 4,500 feet. This location should be in an optimum position to see then entire Wilcox Sand interval from the A- 2 through the H-2 Sands.

Coleman No. 8

The Belle Coleman No. 8 Location (Section 16, T6N-R3E) is designed to test the Wilcox F-2 interval. This proposed location is located approximately 1,200 feet north-northeast of the Coleman No. 4 well.

NORTHWEST ROGERS AREA (ROGERS FIELD)

Location

The Rogers field is located in LaSalle Parish, Louisiana approximately 20 miles Northeast of Alexandria, Louisiana. The Northwest Rogers wells and facilities are located on land in Section 6, T6N-R3E and Section 31, T7N-R3E, and accessed by Louisiana State Highway 127 South from Jena and west on Parish Blue Pond Road.

Wells and Reserves

The Northwest Rogers area is comprised or 80 acres of new leases taken by Belle Exploration from Louisiana Hunt Petroleum et al. The Rogers north field extension consists of six producing wells and one saltwater well. Current gross production is averaging 104 BOPD and 590 BWPD. All casing head and associated production gas is used in lease operations. The well pumping units are run by electric motors off the local grid. Oil and water production figures are averages from January 2006 and were provided by Belle Operating Company. No daily production figures that are not indicative of a full days production (i.e. well was down for some reason) were used to average.

- One proven horizon
- There are 11 proposed locations shown on the accompanying structural-stratigraphic map.
- Excellent subsurface well control (infield)

History

Belle Exploration discovered the Northwest extension of Rogers Field in July of 2002. The NWR No. 1 was drilled as an unsuccessful lower Wilcox test but encountered 20 feet of net pay in a Cockfield sand at 1436'. Unlike past Cockfield producers on the west side of the LaSalle arch the NWR No. 1 contains a thick pay section with high permeabilities and porosities. These characteristics are essential for producing the low gravity 20° API commonly found in Cockfield sands. Past completions of the Cockfield in the parish have resulted in long lived production (30-40 years) but with associated low volumes (5-10 BOPD). These past completion on average only had a fraction of the permeability found in the Belle NWR wells. Belle has completed to date six wells NWR 1, 4,6,7,8 and 10 which have average net pay thicknesses from 10-29 feet. These six Cockfield producers represent the best and most productive examples of Cockfield oil wells ever discovered in LaSalle Parish.

Geology

The Cockfield sands in the Northwest Rogers area are fluvial and deltaic in nature and are trapped primarily by the loss of sand and or permeability in an up dip position (stratigraphic). In this case the productive North-South trending Cockfield channel that the Belle NWR wells are in; was cross cut and scoured away by a later stage channel. This later stage channel was subsequently abandoned and filled with a relatively low permeability mixture of fine to very fine sand and clay forming (along with its own natural levee) a barrier to migration. The resulting 2cd Cockfield channel (nomenclature per the Operators geologist) filled up with migrating hydrocarbons and resulted in the NWR Reservoir.

The NWR wells contain only one producing sand (2nd Cockfield.) But it is important to note that this sand has a thick reservoir column and high permeability and porosity values. This zone should be very long lived and like the Wilcox will produce most of its oil when water cuts are in the 70% to 90% range.

Sidewall core data from O'Malley and Omni laboratories indicate that the 2cd Cockfield sand is extremely permeable and porous with average permeability's ranging from 2500 md to 4000 md with associated porosities of 33 to 34%.

Well Inventory:

Belle Exploration Inc. - Producing Wells:

Northwest Rogers No. 1

The Belle NWR No. 1 (Serial No. 227110) (Lease No. 12524) was drilled to a total depth of 4506 feet in late July of 2002. It was completed as a single oil completion in the Cockfield from perforations at 1436 feet to 1450 feet in June of 2002. The well contains 20 feet of net pay with an average permeability and porosity of 3044.9 md and 34.22% respectively. Average daily production is 18.97 BOPD based on four wells produced into one facility. There are no other commercial zones behind pipe.

Northwest Rogers No. 4

The Belle NWR No. 4 (Serial No. 227983) (Lease No. 12524) was drilled to a total depth of 2713 feet in early April of 2003. It was completed as a single oil completion in the Cockfield from perforations of 1438 feet to 1452 feet in June of 2003. The well contains 26 feet of net pay with an average permeability and porosity of 3611.6 md and 34.44% respectively. Average daily production is 18.97 BOPD based on four wells produced into one facility. There are no other commercial zones behind pipe.

Northwest Rogers No. 6

The Belle NWR No. 6 (Serial No. 228444) (Lease No. 12524) was drilled to a depth of 1700 feet in late July of 2003. It was completed as a single oil completion in the Cockfield from perforations 1439 feet to 1451 feet in September of 2003. The well contains 29 feet of net pay with an average permeability and porosity of 3218.2 md and 33.5% respectively. Average daily production is 18.97 BOPD based on four wells produced into one facility. There are no other commercial zones behind pipe.

Northwest Rogers No. 7

The Belle NWR No. 7 (Serial No. 228490) (Lease No. 12524) was drilled to a depth of 4524 feet in the middle of August of 2003. It was completed in the Cockfield from perforations 1439 feet to 1451 feet in September of 2003. The well contains 24 feet of net pay with an average permeability and porosity of 3200.2 md and 33.64% porosity respectively. Average daily production is 18.97 BOPD base on four wells produced into one facility. There are no other commercial zones behind pipe.

Northwest Rogers No. 8

The Belle NWR No. 8 (Serial No. 228816) (Lease No. 43470) was drilled to a total depth of 1725 feet in early November of 2003. It was completed as a single oil completion in the Cockfield from perforations 1424 feet to 1434 feet in January of 2004. The well contains 10 feet of net pay with an average permeability and porosity of 4058.9 md 34.6% respectively. Average daily production is 15.12 BOPD. There are no other commercial zones behind pipe.

Northwest Rogers No. 10

The Belle NWR No. 10 (Serial No. 230019) (Lease No. 52936) was drilled to a total depth of 1610 feet in mid August of 2004. It was completed as a single oil completion in the Cockfield from perforations 1427 feet to 1439 feet in October of 2004. The well contains 15.5 feet of net pay with average permeability and porosity of 2491.1 md and 34.22% respectively. Average daily production is 13.28 BOPD. There are no other commercial zones behind pipe.

Northwest Rogers No. 9

The Belle NWR No. 9 (Serial No. 228846) (No Lease Number) is the saltwater disposal well for the facilities. Water is injected into perforations from 2308 feet to 2323 feet. The well was originally drilled in November of 2003 and was completed as a saltwater disposal well in January of 2004.

Proposed Drilling Locations

There are 11 proposed drilling locations shown on the accompanying structural-stratigraphic map shown as ***Exhibit D***. These locations are based on geologic interpretation and comparisons of low gravity producers in the area. Historically the situation of high permeability and low gravity lends itself to a relatively small radius of drainage for producing sands of this nature. A prime example of this situation is Hunt Petroleum's NH 3 unit that lies just east of Belle's Petro Hunt et al BH production (Boot Hill). This first Wilcox field has high permeability and low gravity and has produced over 1 million barrels of oil since its discovery in 1980. Hunt Petroleum in 2005 proposed and drilled infield development wells at locations that were felt to be outside the radius (150 feet to 200 feet) of drainage of existing well bores. These infield wells for the most part have proved commercially successful even though over 1 million barrels had already been produced. This example although not proof positive that the 11 proposed locations will work should lend confidence that at least a large number could.

Inactive well bores:

There are no inactive well bores on the Belle leases in the Northwest Rogers area.

Operations

The significant items relative to the operation of the Northwest Rogers wells are that the production facilities are located on land and were constructed by Belle beginning in July-August of 2002. Power has been run from the local power grid and is available in all parts of the field. The NWR No. 1, 4, 6 and 7 are all connected to a common tank batter with the NWR No. 8 and 10 having their own separate facilities. Oil production is sold to Shell Trading of Houston, Texas through Producers Marketing Services LLC. The contract is renewed annually and is based on Koch Crude Oil posted price for South Louisiana sweet type crude deemed 40° API plus a premium of $1+ per barrel. Oil is moved by truck from lease. The field is manned with Belle Oil employees and there are no evident environmental hazards.

PETRO HUNT ET AL BOOT HILL LEASE (NEBO HEMPHILL FIELD)

Location

The Petro Hunt et al "BH" Lease (Boot Hill Prospect) is located in LaSalle Parish, Louisiana, approximately 4.5 miles southwest of Jena, Louisiana in the extreme northern portion of Nebo – Hemphill Field. The wells and facilities are located on land and accessed by road.

Wells and Reserves

This property features:

- The Petro Hunt et al "BH" Lease is comprised of new leases taken by Belle Exploration covering approximately 120 acres. This lease includes Sand Units (SU) SU127, 128 and 135 that consist of +/- 40 acres each as defined by Office of Conservation Order 781-F.
- Current gross production is averaging around 112 BOPD and 700 BWPD. All gas is used in lease operations or flared. Oil production is based on gauge reports from January 2006 and water production is based on a well test furnished by the operator, Belle Oil, Inc.
- One identified drilling location for proved reserves;
- One identified location for probable reserves;
- Excellent subsurface well control (there is no seismic data available).

History

Belle Exploration, Inc. established production on the Petro Hunt et al "BH" Lease in October 2002. The lease is productive from shallow Wilcox Sands between 2,500 feet and 4,000 feet. The adjacent fields to this lease - South Jena and Trout Creek fields are producing from similar Wilcox Sands. Nebo – Hemphill Field is productive from 23 different sands in the Wilcox Formation, and has produced in excess of 100 million barrels of oil since discovery in 1940. A base map is included showing the relative locations of the offsetting fields ***(see Exhibit E.)*** Hunt Petroleum, Inc. and Hunt Oil Company been active in this area since 1940 and have been producing from some sands for 30 to 40 years.

Belle acquired its interests in the Petro Hunt et al "BH" Lease, in Nebo – Hemphill Field, through acquisition of new leases. Starting in 2002, Belle drilled and completed its first well, the "BH" No.1. Belle has drilled four subsequent wells, three of which were producers. All wells were drilled on the basis of subsurface data.

Geology

The wells on the Petro Hunt et al "BH" Lease have produced from two Wilcox age sands. The E-2b and E-3 sands have produced oil from the wells located on the "BH" Lease between 3,800 feet and 3,900 feet, however all wells are currently producing from the E-3 sand. The sands are fluvial, deltaic sands that are mainly stratigraphic accumulations. These zones have a very long life with 80% of the production occurring after a 10% oil cut.

Sidewall core analysis indicates that the pay sands vary in size from very fine-grained to silty. Porosity data obtained from the sidewall core data indicates that many of the pay sands have porosity in excess of 32% with high permeability. Water saturations in most sands are in the 40+ percent range.

Operations

The significant items relative to the operations of the "BH" Lease are that the production facilities are located on land and were installed by Belle in 2002. The wells are connected to a central tank battery with production, separation, and storage for oil sales and oil production from the field is sold to Shell Trading (United States) Company. There are no transportation fees or handling fees for the oil and oil is moved by truck from the lease. All produced gas is used in field operations or is flared. The field is manned with pumpers that are Belle employees and the oil and gas is not dedicated.

Well Inventory:

Belle Exploration Inc. - Producing Wells:

Petro Hunt et al "BH" No. 1

The Belle - Petro Hunt et al "BH" No. 1 well (Serial No. 227332) (API No. 17059251130000) (Lease No. 10477) was drilled to a total depth of 4,350 feet during September 2002. It was completed as a single oil completion in the Wilcox E-3 Sand from perforations at 3,874 feet to 3,884 feet in October 2002. First production from the Wilcox E-3 Sand began in October 2002, as a dry gas well. In November 2002, the well began to flow oil at a rate of 70 BOPD. There are two zones behind pipe that may be commercially productive. (Wilcox E-2b and 1st Wilcox).

Petro Hunt et al "BH" No. 2

The Belle - Petro Hunt et al "BH" No. 2 well (Serial No. 227765) (Lease No. 10477) was drilled to a total depth of 4,324 feet in January 2003. It was completed as a single oil completion in the Wilcox E-3 Sand with first production beginning in March 2003 from perforations at 3,868 feet to 3,880 feet. There is one zone behind pipe (Wilcox E-2b).

Petro Hunt et al "BH" No. 4

The Belle - Petro Hunt et al "BH" No. 4 well (Serial No. 228427) (API No. 17059251400000) (Lease No. 10477) was drilled to a total depth of 4,286 feet in August 2003. It was completed as a single oil completion in the Wilcox E-2b Sand with first production beginning on September 2, 2003. This well was perforated in the interval from 3,855 feet to 3,860 feet. This sand tested 12 BOPD and 300 BWPD on pump. In April of 2004, the well was recompleted to the E-3 Sand through perforations at 3,878 feet – 3,890 feet. The initial flow rate from the E-3 Sand was 70 BOPD. This well is currently producing from the E-3 Sand and was gravel packed in December 2005. The E-2b sand is behind pipe in this well and may be recompleted at a later date, as it was squeezed prior to recompleting to the E-3 Sand.

Petro Hunt et al "BH" No. 5

The Belle - Petro Hunt et al "BH" No. 5 well (Serial No. 229035) (Lease No. 10477) was drilled to a total depth of 4,320 feet in January 2004. It was completed as a single oil completion in the Wilcox E-3 Sand with first production beginning in March 2004 from perforations at 3,856 feet to 3,870 feet. Initial production from this sand was 15 BOPD and 6 BWPD. Although there was 15 feet of productive interval in this well, the sand was very "dirty" and laminated and would not produce at an economical rate after testing for several months. In December 2005, the well was plugged and abandoned.

Petro Hunt et al SWD No. 1
The Belle - Petro Hunt et al SWD No. 1 well (Serial No. 973166) (No Lease Number) was a re-entry of the Justiss/Munoco Company Placid Fee 4-4 No.1 that was previously drilled and completed as a dry hole. This well is perforated from 2,190 feet to 2,205 feet for saltwater injection from the three wells currently producing on the Petro Hunt et al "BH" Lease.

Inactive Well bores:

There are no inactive well bores on the Petro Hunt et al "BH" Lease.

Proposed Drilling Locations:

Petro Hunt et al "BH" No. 6

The Belle - Petro Hunt et al "BH" No. 6 Location (Section 33, T8N-R3E) is designed to test the Wilcox zones from the A-4 Sand through the H-3 Sand. This proposed location is located approximately 400 feet west of the Petro Hunt et al "BH" No. 5 well. The proposed total depth is approximately 4,350 feet. It is anticipated that this well will encounter the Wilcox A-4 and E-3 Sands in an optimum structural position. A new lease and unit hearing for this location will be needed.

Petro Hunt et al "BH" No. 7

The Belle - Petro Hunt et al "BH" No. 7 Location (Section 4, T7N-R3E) is designed to test the Wilcox F-4 Sand. This proposed location is approximately 700 feet southeast the Petro Hunt et al "BH" No. 3 well with a proposed total depth of 4,400 feet. The proposed primary completion interval would be the Wilcox F-4 Sand, that was encountered productive by log analysis in the Justiss/Munoco Company Placid Fee CO No.1 well and not sidewall cored or completed.

SHIRLEY STATE AREA (CATAHOULA LAKE FIELD)

Location

The Shirley-State area production is located in Section 30, T7N-R4E, LaSalle Parish, Louisiana on the North Shore of Catahoula Lake in Catahoula Lake Field.

Wells and Reserves

The Shirley area production is comprised of 260 acres of new leases taken by Belle Exploration, Inc. from individual landowners, the State of Louisiana and Tensas Delta Land Exploration, LLC. The production consists of three producing wells and one saltwater well.

- Current gross production is averaging 126 BOPD and 467 BWPD (all information based on production data provided by operator). All casing head and associated production gas is used in lease operations. Oil and water production figures are averages from January 2006 and were provided by Belle Operating Company. No daily production figures that are not indicative of a full days production (i.e. well was down for some reason) were used to average.
- Two proven horizons with one sand behind pipe in 2 wells
- There are 3 proposed locations shown on the accompanying structural-stratigraphic map
- Excellent subsurface well control

History

The Belle Exploration VUB Shirley et al No. 1 (WXC SU 116; Shirley et al No. 1) was drilled in January of 2001 and completed in the Wilcox F-2 sand in late June of that same year. Two subsequent completions the WXD 117 SL 16827 et al No. 1 and 2 were drilled in October of 2003 and October of 2004 respectively. To date there have been two F-2 sand completions and one G-1 sand completion with both sands representing examples of typical Catahoula Lake Field production.

Geology

The Wilcox sands in Catahoula Lake Field and the Shirley State area are fluvial-deltaic and shallow near shore marine in nature. Reservoirs for the most part are formed by discontinuity in sand quality or termination of the sand body in an up dip position. The reservoirs are therefore stratigraphic in nature.

The Belle Exploration VUB Shirley et al (WXC SU 116; Shirley et al) produces from a Wilcox F-2 shallow marine bar sand in the highest structural position of a series of F-2 reservoirs. As such the F-2 sand is basically shut off from an effective water drive. It produces relatively low volumes of oil with little or no associated produced saltwater. The well also contains shows of oil in the Wilcox G-1 sand, which is listed by O'Malley Core Labs as predominately water productive. High analyzed water saturations and accompanying low resistivity for the G-1 sand are believed to be a result of bound water associated with clay's found in the sand and are not believed indicative of a lack of productivity. Other similar G-1 sand shows found in a Belle well drilled in sand unit 118 to the north form the basis for a proposed location in SU 118. ***(See Exhibit F.)***

Belle Oil WXC RC SU 117; 16827 et al No. 1 produces from a Wilcox G-1 sand which flowed approximately 19 months before being put on pump and continues to produce 85+ barrels of oil per day. The G-1 in this well is contains a high permeability and porosity sand but does not have corresponding resistivity that should accompany these values. Like the G-1 sand in the SU 116 No. 1 well, bound water tends to mask productive sand. The SU 117 No. 1 also contains approximately 3 feet of productive Wilcox C-2 3636 feet – 3639 feet log depth.

Belle Oil WX D RC SU 117; SL 16827 et al No. 2 in sand unit 117 produces from 4.5 feet of oil productive Wilcox F-2 sand in a separate reservoir than the SU 116 No. 1. The SU 117 No. 2 also contains productive C-2 sand from 3737 feet - 3740 feet log depth that should contribute to the total cumulative production recovered.

Well Inventory:

Belle Exploration Inc. - Producing Wells:

WXC RC SU 116 Shirley et al No. 1 (Serial No. 225330)

WXC RC SU 116 Shirley et al No. 1 (Serial No. 225330) (Lease No. 12181) was drilled to a total depth of 4414 feet in late September of 2001. It was completed in the Wilcox F-2 from perforations 4061 feet - 4066 feet. The well contains five feet of net pay with average permeability and porosity of 285.2 md and 32.1% respectively. Average daily production is 11.37.

WXC RC SU 117; SL 16827 et al No. 1 (Serial No. 228489)

WXC RC SU 117; SL 16827 et al No. 1 (Serial No. 228489) (Lease No. 42239) was drilled to a total depth of 4400 feet early in October of 2003. It was completed in the Wilcox G-1 sand in November of 2003 from perforation 4181 feet to 4185 feet. The well contains 9.5 feet of net pay with average permeability and porosity of 1921.7 md and 34.13% porosity respectively. The well also contains 3 feet of net pay in the Wilcox C-2 sand behind pipe. Average daily production is 86.66 BOPD.

WXC RC SU 117; SL 16827 et al No. 2 (Serial No. 230026)

WXC RC SU 117; SL 16827 et al No. 2 (Serial No. 230026) (Lease No. 62444) was drilled to a total depth of 4400 feet in October of 2004. It was completed in the Wilcox F-2 sand in 2005 from perforations 4095 feet to 4097 feet. The well contains 4.5 feet of net pay on water with average permeability and porosity values of 238.75 md and 25.83% porosity respectively. The well also contains 3 feet of pay in the Wilcox C-2 and behind pipe. Average daily production is 30 BOPD.

Proposed Drilling Locations

There are 3 proposed drilling locations. All target the G-1 sand primarily and are in SU 117, 118 and 121

Inactive well bores:

There are no inactive well bores on the Belle leases in the Shirley-State area.

Operations

The significant items relative to the operations are that the production facilities are located on land (production mounds SU 117 No. 1 and 2) being subject to seasonal flooding but with the ability to ship oil to a trucking facility year round. The SU 116 No. 1 and the SU 117 No. 1-2 have separate tank battery facilities and the facilities are manned by Belle employees.

WARD LEASE (NEBO HEMPHILL FIELD)

Location

The Ward Lease (Southeast Nebo Prospect) is situated in the extreme southeast portion of Nebo – Hemphill Field (Sec. 40, T7N – R3E) in LaSalle Parish, Louisiana approximately 22 miles northeast of Alexandria Louisiana very near the north Shore of Catahoula Lake. The wells and facilities are located on land and accessed by road.

Wells and Reserves

This property features:

- The Ward Lease is comprised of a new lease taken by Belle Exploration covering approximately 160 acres;
- Current gross production is averaging around 23 BOPD and 250 BWPD. All gas is used in lease operations or flared. Oil production is based on gauge reports from December 2005 and water production is based on current oil cut and total fluid produced furnished by the operator, Belle Oil, Inc;
- One identified location for probable reserves;
- Excellent subsurface well control (there is no seismic data available).

History

Belle Exploration, Inc. established production on the Ward Lease in March 1998. The lease is productive from shallow Wilcox Sands between 3,500 feet and 4,000 feet. The adjacent fields to this lease - Catahoula Lake and West Catahoula Lake fields are producing from similar Wilcox Sands. Nebo – Hemphill Field is productive from 23 different sands in the Wilcox Formation, and has produced in excess of 100 million barrels of oil since discovery in 1940. A base map is included showing the relative locations of the offsetting fields. Hunt Petroleum, Inc. and Hunt Oil Company have been active in this area since 1940 and have been producing from some sands for 30 to 40 years.

Belle acquired its interests in the Ward Lease through acquisition of a new lease. Starting in 1997, Belle drilled its first well, the Ward No.1 and lost drill pipe in the hole and plugged and abandoned this well. The Ward No.2 was immediately staked 50 feet northwest of the No.1 and drilled. The Ward No.2 was completed in March 1998. Belle drilled the Ward No.3, as a successful offset to the No.2, in August 2000. The Ward No.3 tested 15 BOPD and 85 BWPD. Cumulative production from the Ward No.3 was 3,481 barrels of oil, before being plugged and abandoned, in September 2003. It is believed that a poor cement job and the loss of nine feet (9 feet) of structure to the No.2 is why the Ward No.3 did not experience a longer productive life. All wells were drilled on the basis of subsurface data ***(see Exhibit G.)***

Geology

Belle drilled the initial well on the Southeast Nebo Prospect as an effort to gain structure over the oil show that was cored in the Wenk Drilling Co. – Ward No.3 in the Wilcox F-3 sand. The Wenk Drilling Co. – Ward No.3 was completed as a dry hole, with no completion attempt in the F-3 sand. The Ward No.2 discovered the F-3 sand structurally high and oil-productive to the Wenk Drilling Co. – Ward No.3. The Ward No.2 also cored oil-productive sand in the F-2 and C-3 sands of the Wilcox formation. The Wilcox sands are fluvial, deltaic sands that are mainly stratigraphic accumulations. These zones have a very long life with 80% of the production occurring after a 10% oil cut.

Sidewall core analysis indicates that the pay sands vary in size from very fine-grained to silty. Porosity data obtained from the sidewall core data indicates that the pay sand has porosity in excess of 32% (though a maximum porosity of 32% was used in the analysis.) Water saturations in most sands are in the 40+ percent range.

Operations

The significant items relative to the operations of the Ward Lease are that the production facilities are located on land and were installed by Belle in 1998. The wells are connected to a central tank battery with production, separation, and storage for oil sales. Oil production from the field is sold to Shell Trading (United States) Company. There are no transportation fees or handling fees for the oil. Oil is moved by truck from the lease. All produced gas is used in field operations or is flared. The field is manned with pumpers that are Belle employees and the oil and gas is not dedicated. There are no evident environmental hazards.

Well Inventory:

Belle Exploration Inc. - Producing Wells:

WX F RB SU58C; Ward No.2

The Belle WX F RB SU58C; Ward No.2 well (Serial No. 221504) (Lease No. 12184) was drilled to a total depth of 4,250 feet during December 1997. It was completed as a single oil completion in the Wilcox F-3 Sand from perforations at 4,010 feet to 4,012.5 feet in March 1998. First production from the Wilcox G-3 Sand began in March 1998. There are two zones behind pipe (Wilcox C-3, and F-2).

Ward SWD No. 1

The Belle Ward SWD No. 1 well (Serial No. 103951) (No Lease Number) was a re-entry of the Carlee Interest Ward No.1 that previously produced from the E-1 sand and was shut-in. In March of 2001, Belle reentered the well and ran a new string of 5 ½" casing. The well was perforated for saltwater disposal from 2415 feet to 2425 feet.

Inactive Well bores:

There are no inactive well bores on the Belle leases on the Ward Lease.

Proposed Drilling Locations:

WX F RB SU58B; Ward No.4

The Belle - WX F RB SU58B; Ward No.4 Location (Section 40, T7N-R3E) is designed to test the updip portion of the Wilcox F-3 sand reservoir that is currently producing from the Ward No.2, and to further evaluate the F-2 and C-3 sands that are behind pipe in the same well. This proposed location is located approximately 700 feet northeast of the Ward No.2 well. The proposed total depth is approximately 4,300 feet. It is anticipated that this well will encounter the Wilcox F-3 Sand in an optimum structural position.

LA PACIFIC SU65 RAY 2-6 SU 56 (WEST CATAHOULA LAKE FIELD)

Location

The LA Pacific No. 1 SU 65 and Ray 2-6 No. 1 SU 56 are located on the Western Shores of Catahoula Lake in Section 2, T6N-R3E, LaSalle Parish, Louisiana and accessed by Louisiana State Highway 127 from Jena and East on Parish Barge Landing Road.

Wells and Reserves

The SU 56 and SU 65 area for sale is comprised of 80 acres of new leases taken by Belle Exploration, Inc. from LA Pacific and private landowners. The SU 56-SU 65 area consists of 2 producing wells and one saltwater well.

- Current gross production is averaging 18.4 BOPD and 613.33 BWPD. All casing head and associated production gas is used in lease operations. Oil and water production figures are averages from 1-1-06 to 1-09-06 and were provided by Belle Operating Company.
- Two producing horizons
- No proposed locations
- Excellent subsurface well control (infield)

History

Belle Exploration discovered the LA Pacific SU 65 No. 1 and Ray 2-6 No. 1 in 1999. The Belle LA Pacific well was originally completed in the Wilcox F-2 sand but is currently producing from the Wilcox A-1 and A-2 sands (with both sets of perforation open) which are the shallowest and last two sands in the well bore. The Ray 2-6 No. 1 was originally completed in and is still producing from the Wilcox A-1 sand which is the only productive interval in the well ***(see Exhibit H.)***

Geology

The Wilcox sands productive in the LA Pacific No. 1 are the attic remnants of once much larger reservoirs that have been produced. Current pumping unit stroke length and down hole pump size are adequate to recover most of the remaining reserves.

The Wilcox A-1 sand is the only productive sand in the Ray 2-6 No.1. The A-1 marine bar sand is deposited on and scoured down into the A-2 sand and represents the gas rich upper portions of the reservoir. Like the LA Pacific well it has the necessary equipment for full efficient drainage.

Well Inventory:

Belle Exploration Inc. - Producing Wells:

WXA RA SU 56; Ray 2-6 No. 1

WXA RA SU 56; Ray 2-6 No. 1 (Serial No. 223620) (Lease No. 12182) was drilled in 1999 and completed in the A-1 sand from perforations 3411 feet to 3413 feet. Average production is 9.7 BOPD

WXA RA SU 65; LA Pacific No. 1

WXA RA SU 65; LA Pacific No. 1 (Serial No. 223619) (Lease No. 12183) is currently producing from perforations in both the Wilcox A-1 and A-2 sands. Average production is 8.7 BOPD.

Proposed Drilling Locations

There are no proposed drilling locations on the subject acreage.

Inactive well bores:

There are no inactive well bores on these Belle leases.

Operations

The significant items relative to the operations of the West Catahoula Lake wells are that the production facilities are located on land and were constructed by Belle in 1999 and 2000. The LA Pacific No. 1 and Ray 2-6 No. 1 are produced into separate tanks and oil is trucked from the lease and the facilities are manned by Belle employees.

RISKS

There are risks that may adversely affect the ability to extract oil from the Wilcox Basin. The following risks apply only in the drilling of additional wells in the existing fields that the Company is purchasing an interest in. Such factors as:

- *mechanical risk;* such as "stuck pipe" wherein tubulars can become wedged in a borehole, or an oil well pumping unit can break a component due to lack of preventive maintenance (such proclivities are attendant to all oil & gas resource development activities). The mechanical risks in the drilling phase are offset to a great extent by the "turn-key" approach to exploration in the Wilcox Basin. "Turn-key" is defined as an obligation on the part of the drilling contractor to drill wells to specified depths and conditions for a fixed price. Any mechanical risks encountered during such operations are therefore borne by the drilling contractor. All wells drilled by the Company are drilled at turnkey rates.
- *reservoir risk;* such as the presence of shale laminations in the otherwise homogeneous sandstone porosity.
- *market price risk;* (discussed elsewhere herein); and:
- *geological uncertainties;* such as lack of sufficient sub-surface data from correlative well logs and/or formation core analyses.

Otherwise, I have reviewed the Company's and the Operators (Belle Oil Inc.) proposed drilling, development and operations techniques and believe them to be sufficiently detailed, broad in overall project scope, and enhanced by a sound geological, engineering and financial advisory team. Consequently, I believe the risks will be managed to minimize their influence on the performance of the Company.

SUMMARY AND CONCLUSIONS

A study of over 100 wells which have been drilled in the Wilcox Basin since 1985 shows the following:

1. The number of commercially producing wells expressed as a percentage of wells drilled (i.e. the "success rate") is 60 percent for exploration wells and higher for development wells (wells drilled in an existing field to enhance production.)
2. Initial production from a commercially producing well ranges from 35 Barrels of oil per day (BOPD) to 80 BOPD and averages 20 BOPD to 50 BOPD over the long term.

In the Wilcox Basin, wells typically maintain their initial level of production for several years. A good cumulative production rate for a single well completed in a single sand interval is 100,000 barrels with some exceptional wells producing up to 500,000 barrels of oil. All wells (except the Rogers Field) that the Company is buying an interest in possess more than one single formation as detailed in the individual field descriptions.

COMMENTS

In the opinion of the author, the Project and additional drilling targets reviewed in this Independent Geologist's Report is supported both by the data presented and also by analog long term production in adjacent producing properties. It is felt that the prospects of additional drilling targets within the existing production that the Company is purchasing are good for the Company and that they are likely to include many viable productive formations.

ACCESS AND INFRUSTRUCTURE

Given the large energy demand centers in Louisiana through primarily industry and the long established production over a wide geographic area, all of the prospects are very close to the existing pipeline networks and associated oil transportation networks. All of the fields within the Project are easily accessible. Wells are typically drilled in 2-3 days at which time they are logged and tested and if successful completion of the well can usually take an additional 30 days. Oil is sold typically in 30-60 days of a well being drilled, although weather constraints can delay drilling during the normally wet months from December through April. A steady increase in demand for oil and gas service companies and drilling contractors due to high oil and gas prices can result in longer drilling and completion times.

Associated gas produced in the Wilcox Basin typically has a Btu content in the range of 1,100 Btu – 1,600 Btu per cubic foot. For the period January 2003 through April 2005, Louisiana gas has sold at a differential generally equal to that of the NYMEX.

DECLARATIONS

Sources of information

This report is based primarily on data and information supplied by Mr Craig Sceroler and Mr Jay Stewart, in the form of image files and verbal communications. Included in the data set examined were proprietary structure and amplitude maps, reservoir data and a LaSalle Parish production database. Publicly available data was also used in limited circumstances to corroborate the information supplied by Messrs Sceroler and Stewart.

Previous Geological Reports

The Directors of Pryme have advised that no previous reports have been commissioned by the Company relating to the prospects discussed in this document.

Limitations and Risk

In preparing this report I have relied primarily on data supplied by the sellers of the interest to Pryme plus publicly available data. A draft of this report was reviewed by Messer's Sceroler and Stewart for comment on any possible factual errors.

Qualifications

Joe B Adams graduated from Louisiana State University in 1956 with a Bachelor of Science degree in geology. He has worked for the Louisiana office of mineral resources and Louisiana office of Conservation and has over 40 years experience in the oil and natural gas industry. He is a Certified Petroleum Geologist #3445.

Independence

Joe B Adams owns a 2.25% working interest in the Ward No.2 well and a 3.00% working interest in the Ward SWD No.1 well only and has no direct or indirect interest in any of the other acreage or interests mentioned in this report, or any adjacent properties. He owns no securities in any of the companies referenced in this report. Pryme has paid a fee of US $1,200 plus expenses for the preparation of this report.

As an independent consultant operating in Louisiana, it is conceivable that Pryme may wish to retain the services of Mr Adams the future. However, at the current time there are no formal agreements or contracts in place for any possible future services.

Conformity

This report has been prepared in conformity with the requirements of the Australian Securities and Investment Commission.

Consent

Joe B Adams has consented to the inclusion of this report in the Prospectus in the form and context in which it appears and has not withdrawn this consent before lodgment of this Prospectus with the Australian Securities and Investments Commission.

Signed

Joe B. Adams

Joe B Adams
Consulting Geologist
13th February 2006
CPG #3445

GLOSSARY

Barrels	The standard unit of measure of liquids in the petroleum industry; it contains 42 United States standard gallons or 159 litres.
BOPD	Barrels of Oil per Day
BWPD	Barrels of Water per Day
Btu	British thermal unit – A measurement of energy being the quantity of heat required to raise the temperature of one pound of water from 60° to 61°farenhieght at a constant pressure of one atmosphere.
md	Millidarcies – a measurement of porosity
Mcf	One thousand cubic feet
NYMEX	New York Mercantile Exchange
US	United States of America

EXHIBIT A

	Well Name	Type	Working Interest
1.	WX G RA SUA; COLEMAN #1	OIL	10.000%
2.	WX D RC SU 117; SL 16827 #1	OIL	12.120%
3.	WX C RC SU116;SHIRLEY ET AL #1	OIL	10.00%
4.	WX E RB SU128;PETRO-HUNT BH #1	OIL	5.000%
5.	PETRO-HUNT ET AL SWD NO.1	SWD	10.000%
6.	WARD SWD #1	SWD	8.250%
7.	WHATLEY SWD #1	SWD	10.000%
8.	SHIRLEY ET AL SWD NO.2	SWD	10.000%
9.	WX C-2 RA SUA;COLEMAN #2	OIL	10.000%
10.	PETRO-HUNT ET AL NWR NO.1	OIL	10.000%
11.	WX H RA SUL ;SL17313 #1	OIL	10.000%
12.	WX H RA SUA;COLEMAN #3	OIL	10.000%
13.	WX E RB SU127;PETRO-HUNT BH #2	OIL	5.000%
14.	PETRO-HUNT ET AL NWR NO.4	OIL	10.000%
15.	WX A RA SUA;COLEMAN #4	OIL	10.000%
16.	WX C-2 RA SUA;COLEMAN #5-ALT	OIL	10.000%
17.	PETRO-HUNT ET AL NWR NO.6	OIL	10.000%
18.	PETRO-HUNT ET AL NWR NO.7	OIL	10.000%
19.	WX E RB SU135;PETRO-HUNT BH #4	OIL	5.000%
20.	PETRO-HUNT ET AL NWR –A NO. 8	OIL	10.30928%
21.	PETRO-HUNT ET AL NWR SWD NO.9	SWD	10.30928%
22.	WX C RC SU117;SL 16827 #2	OIL	12.12120%
23.	PETRO-HUNT ET AL NWR-A NO.10	OIL	10.30928%
24.	WX A RA SU56;RAY 2-6 NO.1	OIL	8.000%
25.	WX F RB SU58C;WARD UNIT NO.2	OIL	8.250%
26.	WX A RA SU65;LA PACIFIC #1	OIL	5.000%

EXHIBIT B


CATAHOULA LAKE FIELD
(Shirley-State Acreage)
NEBO-HEMPHILL FIELD
(Ward Units)
LA SALLE
PARISH
ROGERS FIELD
(Northwest Rogers Area)
ROUTH POINT FIELD
W. CATAHOULA LAKE FIELD

EXHIBIT C


R3E
T
6
N
15
16
21
22
Routh Point Field
Township 6 North - Range 3 East
LaSalle Parish, Louisiana
Structure Map of the A-2 Sand
Contour Interval: 10'

EXHIBIT C


R3E
T 6 N
15
16
21
22
Perm Barrier
Routh Point Field
Township 6 North - Range 3 East
LaSalle Parish, Louisiana
Structure Map of the B-2 Sand
Contour Interval: 10'

EXHIBIT C



Routh Point Field
Township 6 North - Range 3 East
LaSalle Parish, Louisiana
Structure Map of the C-2 Sand
Contour Interval: 10'
16
21
22

EXHIBIT C


Routh Point Field
Township 6 North - Range 3 East
LaSalle Parish, Louisiana
Structure Map of the F-2 Sand
Contour Interval: 10'
R3E
T
6
N
16
21
22

EXHIBIT C



T 6 N
R3E
15
16
21
22
Routh Point Field
Township 6 North - Range 3 East
LaSalle Parish, Louisiana
Structure Map of the G-3 Sand
Contour Interval: 10'

EXHIBIT C


T 6 N
R3E
15
16
21
22
Routh Point Field
Township 6 North - Range 3 East
LaSalle Parish, Louisiana
Structure Map of the G-4 Sand
Contour Interval:10'

EXHIBIT C


R3E
T
6
N
15
16
21
22
Routh Point Field
Township 6 North - Range 3 East
LaSalle Parish, Louisiana
Structure Map of the H-2 Sand
Contour Interval: 10'

EXHIBIT D


31
T7N-R3E
T6N-R3E
6

EXHIBIT E


PETRO HUNT etal 'BH' LEASE
(BOOTHILL PROSPECT)
SECTION 4, T7N - R3E
LASALLE PARISH, LOUISIANA
Structure Map of the E-3 Sand
Contour Interval: 10'
32
33
4
5
8
9

EXHIBIT F


24
25
30
Catahoula Lake Field
Shirley-State Acreage

EXHIBIT F



24
25
30

EXHIBIT F


24
25
30
Catahoula Lake Field
LaSalle Parish, Louisiana
Structure Map of the C-2 Sand
Contour Interval 10

EXHIBIT G


Nebo-Hemphill Field
(Ward Units)
Structure Map of the F-3 Sand
Contour Interval 10
40
25
F-3 Sand

EXHIBIT H


N
S
E
W
T7N-R3E
T6N-R3E
Section 2
WEST CATAHOULA LAKE FIELD
(RAY and LA. PACIFIC UNITS)
SECTION 2 Township 6 North - Range 3 East
LaSalle Parish, Louisiana
Structure Map of the A-2 Sand
Contour Interval 10

EXHIBIT H


T7N-R3E
T6N-R3E
-3340
-3350
-3360
-3370
Catahoula Lake
Section 2
N
S
W
E
WEST CATAHOULA LAKE FIELD
(RAY and LA. PACIFIC UNITS)
SECTION 2, Township 6 North - Range 3 East
LaSalle Parish, Louisiana
Structure Map of the A-1 Sand
Contour Interval: 10'

7. INVESTIGATING ACCOUNTANT'S REPORT

3 March 2006

MOORE STEPHENS

The Directors
Pryme Oil & Gas Ltd.
Level 7 320 Adelaide Street
Brisbane Qld 4000

Partners

Robert W. Clarke
Roger J. Gibson
Richard Hoult
Michael J. McDonald

Dear Sirs

INVESTIGATING ACCOUNTANT'S REPORT

1. Introduction

We have prepared this report ("report) for inclusion in a Prospectus dated on or about 3 March 2006, relating to the issue of 35,000,000 ordinary shares in Pryme Oil & Gas Limited ("the Company") at an issue price of 20 cents per share to raise $7,000,000 ("Capital Raising" or "the offer").

Expressions defined in the Prospectus have the same meaning in this report.

2. Basis of preparation

This report has been prepared to provide investors with information on historical results and balance sheet of the Company and a pro-forma balance sheet of the Company as at 31 December 2005, adjusted on the basis that the Capital Raising and certain proposed transactions are completed.

The report does not address the rights attaching to the shares to be issued in accordance with the Offer, nor the risks associated with accepting the Offer.

Moore Stephens has not been requested to consider the prospects of Pryme Oil & Gas Ltd nor the merits and risks associated with becoming a shareholder and accordingly has not done so.

Consequently, Moore Stephens have not made and will not make any recommendation, through the issue of this report, to potential investors of the Company, as to the merits of the investment.

3. Background

The company is an Australian public company that is seeking to raise funds to facilitate the purchase of interests in oil and gas projects, as outlined in Section 6 of the Prospectus.

The company was incorporated on 1 December 2005. The funds raised under this prospectus will enable the company to purchase working interest in a number of wells in the LaSalle

Moore Stephens (Brisbane) & Partners ABN 28 102 334 945
Level 25, 71 Eagle Street, Brisbane, Queensland, 4000 Australia
GPO Box 2443, Brisbane, Queensland, 4001
Telephone: + 61 7 3317 7877 Facsimile: + 61 7 3100 0028
Email: infob@moorestephens.com.au Web: www.moorestephens.com.au
A member of the Moore Stephens International Group of Independent Firms

Parish Project, USA, and fulfil expenditure commitments on the project. The balance of the funds will be used as working capital for further oil and gas exploration initiatives.

4. Report Requested

We have been requested to prepare a report covering the following information:

- Form an opinion on whether the historical information of the company for the period ended 31 December 2005 is fairly presented in accordance with generally accepted accounting principles as applied in Australia for reporting on financial information in a prospectus; and

- Review and report whether anything has come to our attention which would cause us to believe that the pro forma financial information disclosed in Section 8 of this Prospectus is not properly drawn up in accordance with the basis of preparation and the following contemplated transactions disclosed in Section 4 of this Prospectus.

The Directors have prepared and are responsible for the historical and pro forma financial information. We disclaim any responsibility for any reliance on this Report or on the financial information to which it relates for any purposes other than that for which it was prepared. This Report should be read in conjunction with the full Prospectus.

5. Financial Information

5.1 Historical Financial Information

The historical financial information of the company, provided in Section 8 to this Prospectus, comprises:

- The audited profit and loss statement and audited statement of cash flow for the period ended 31 December 2005;

- The audited balance sheet as at 31 December 2005; and

- Notes to the financial statements.

The historical financial information has been prepared on the basis detailed, and in accordance with the accounting policies set out in Note 1 of Section 8 of this Prospectus.

5.2 Pro-forma Financial Information

The pro-forma financial information of the company provided as further information within Section 8 of this Prospectus comprises:

- The pro-forma unaudited balance sheet as at 31 December 2005; and

- Notes to the pro-forma unaudited balance sheet statement.

The pro-forma financial information is based on the overriding assumption that the Company will obtain official quotation on the ASX. The pro-forma financial information has been derived from the historical financial information which has been adjusted in respect of the pro-forma unaudited balance sheet statement, to give effect to transactions that occurred after 31 December 2005 that have had or will have a significant effect on the capital structure of the Company. These adjustments are:

- The issue of 2,500,000 ordinary shares at 16 cents called to 4 cents per share to various shareholders to raise a total of $100,000 through a seed prospectus;

- Final call on 2,500,000 ordinary shares at 16 cents called to 12 cents per share to various shareholders to raise a total of $300,000. This represents a total amount received of 16 cents per share in respect of the 2,500,000 shares;
- The payment of costs associated to the issue of shares via the seed prospectus of $77,390 of which $30,000 is charged to contributed equity;
- The issue to Craig J. Sceroler Inc. of 1,650,000 ordinary shares at 16 cents each and the payment of US$1,690,000, conditional upon raising $7,000,000 pursuant to an initial public offering of its shares, as consideration for the purchase of the company's ownership interest in wells in LaSalle Parish Project, Louisiana, USA;
- The issue to James Stewart Inc. of 1,650,000 ordinary shares at 16 cents each and the payment of US$1,420,000, conditional upon raising $7,000,000 pursuant to an initial public offering of its shares, as consideration for the purchase of the his ownership interest in wells in LaSalle Parish Project, Louisiana, USA;
- The issue of 35,000,000 ordinary shares at 20 cents each to raise a total of $7,000,000; and
- Payment of costs associated with the issue of 35,000,000 shares amounting to $485,000, of which $419,610 is charged to contributed equity.

6. Scope of Review

6.1 Historical Financial Information

The historical financial information has been extracted from the audited financial report of the company for the period ended 31 December 2005.

The financial report was audited by Moore Stephens and the audit opinion issued was unqualified.

6.2 *Pro-Forma Financial Information*

We have conducted an independent review of the pro-forma financial information in order to state whether on the basis of the procedures described, anything has come to our attention that would cause us to believe that the Pro-forma Balance Sheet and Notes is not presented fairly in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia as if the pro-forma transactions set out above had occurred at 31 December 2005.

Our review has been conducted in accordance with Australian Auditing and Assurance Standards applicable to review engagements.

The review procedures were substantially less in scope than an audit examination conducted in accordance with generally accepted auditing standards. The review was limited primarily to:

- Enquiries of senior management of the Company;
- Review of relevant working papers, accounting records and other documentation supporting the adjustments and the assumptions on which they are based; and
- Review of the pro-forma balance sheet statement to determine that it is in accordance with the Company's current accounting policies and the key assumptions underlying its preparation.

Having regard to the nature of the review, which provides less assurance than an audit, and to the nature of the pro-forma financial information, this report does not express an audit opinion on the pro-forma financial information included in Section 8 of this Prospectus.

7. Valuation of Interest in Oil and Gas Ventures

A major asset of the Company are its interests in oil and gas ventures. The interests in oil and gas ventures have been included at cost in the pro forma balance sheet.

We have not performed our own valuations of these interests and do not express a view on whether the carrying values of the interests are fairly stated.

8. Opinions:

8.1 Historical Financial Information

In our opinion based on the scope of our procedures, the historical financial information, as set out in Section 8 of the Prospectus comprising:

- profit and loss statement and cash flow statement of the Company for the period ended 31 December 2005; and
- balance sheet statement of the Company as at 31 December 2005,

is fairly presented in accordance with generally accepted Accounting Standards and other mandatory professional reporting requirements, and accounting policies adopted by the Company disclosed in Section 8 of the Prospectus.

8.2 *Pro-Forma Financial Information*

Based on our review which was not an audit, nothing has come to our attention which would cause us to believe that the pro-forma financial information, comprising the pro-forma unaudited balance sheet statement as at 31 December 2005 is not properly drawn up in accordance with the basis of preparation and assumptions set out in Note 1 of Section 8 to this Prospectus and with generally accepted practice as applied in Australia for presenting pro-forma financial information in a Prospectus.

9. Subsequent events

Apart from the matters dealt with in this report, and having regard to the scope of our report, to the best of our knowledge and belief, no material transactions or events outside of the ordinary business of the Company have come to our attention that would require comment on, or adjustment to, the information referred to in our report or that would cause such information to be misleading or deceptive.

10. Independence

We recommend that intending investors consult their own professional advisers for independent advice that an investment pursuant to the Prospectus to which this report relates is appropriate for their individual circumstances. Intending investors should also note that:

- Moore Stephens has not been involved in any other aspect of the Prospectus and did not authorise or cause the issue of any other part of the Prospectus and we have only issued our consent in respect of inclusion of this report in the Prospectus;
- Neither Moore Stephens nor any of the partners of Moore Stephens have any interest in the company, expect for the fact that Moore Stephens are the appointed auditors of the Company;

- The giving of our consent to the inclusion of this report in the Prospectus should not be taken as an endorsement of the company or a recommendation by Moore Stephens of any participation in the share issue by any intending investors;
- Moore Stephens gives no assurance or guarantee whatsoever in respect of the future success of or financial returns associated with the subscription of shares being offered pursuant to the Prospectus; and
- Moore Stephens does not have any interest in the outcome of the listing of the shares other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully,

Michael J. McDonald
Partner, Audit & Assurance
Moore Stephens (Brisbane) & Partners

8. FINANCIAL REPORT

PRYME OIL AND GAS LIMITED
ABN 75 117 387 354

PROFIT AND LOSS STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2005

	Notes	Actual Period Ended 31/12/2005
		$
Other expenses from ordinary activities		(14,630)
Profit from ordinary activities before income tax expense (income tax revenue)		(14,630)
Income tax revenue (income tax expense) relating to ordinary activities		-
Profit from ordinary activities after related income tax expense (income tax revenue)	3	(14,630)
Total changes in equity other than those resulting from transactions with owners as owners		(14,630)

BALANCE SHEET AT 31 DECEMBER 2005

	Notes	Actual Period Ended 31/12/2005	Pro forma Transactions (Note 2)	Pro forma 31/12/2005
		$	$	$
CURRENT ASSETS				
Cash assets	4	1,191	2,613,788	2,614,979
Interests in Oil & Gas Ventures	5		4,751,822	4,751,822
Receivables	6	464		464
TOTAL CURRENT ASSETS		1,655		7,367,265
TOTAL ASSETS		1,655		7,367,265
CURRENT LIABILITIES				
Payables	7	6,185	6185	0
TOTAL CURRENT LIABILITIES		6,185		0
TOTAL LIABILITIES		6,185		0
NET ASSETS/(LIABILITIES)		(4,530)		7,367,265
EQUITY				
Contributed equity	8	10,100	7,478,390	7,488,490
Retained profits/(accumulated losses)	9	(14,630)	106,595	(121,225)
TOTAL EQUITY		(4,530)		7,367,265

PRYME OIL AND GAS LIMITED
ABN 75 117 387 354

STATEMENT OF CHANGES IN EQUITY
FOR PERIOD ENDED 31 DECEMBER 2005

Actual Period Ended 31/12/2005	Share Capital	Retained Earnings/(loss)	Total
Balance at the beginning of the period	-	-	-
Shares issued during the period	10,100	-	10,100
Loss attributable to shareholders	-	(14,630)	(14,630)
Balance at 31 December 2005	10,100	(14,630)	(4,530)

Pro forma 31/12/2005	Share Capital	Retained Earnings/(loss)	Total
Balance at the beginning of the period	10,100	(14,630)	(4,530)
Shares issued during the period	7,478,390	-	7,478,390
Loss attributable to shareholders	-	(106,595)	(106,595)
Balance at 31 December 2005	7,488,490	(121,225)	7,367,265

CASHFLOW STATEMENT

	Notes	Actual Period Ended 31/12/2005 $
CASH FLOW FROM OPERATING ACTIVITIES		
Payments to suppliers and employees		(8,909)
Net cash used in operating activities	10(b)	(8,909)
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from share issue		10,100
Net cash provided by financing activities		10,100
Net increase in cash held		1,191
Cash at end of financial year	10(a)	1,191

PRYME OIL AND GAS LIMITED
ABN 75 117 387 354

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2005

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report is for the entity Pryme Oil and Gas Limited as an individual entity. Pryme Oil and Gas Limited is a company limited by shares, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs. It does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the material accounting policies adopted by the company in the preparation of the financial report.

(a) Income Tax

The company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account either as provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond any reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation, and the anticipation that the company will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

In the Pro forma accounts as at 31 December 2005, no future income tax benefit has been brought to account in respect of the losses as disclosed.

(b) Impairment of Assets

At each reporting date, the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the assets carrying value. Any excess of the assets carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

(c) Share Issue Costs

In accordance with UIG Abstract 23 (Transaction costs arising on the issue of equity instruments) all transaction costs on the issue of equity instruments are to be recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

(d) Foreign Currency Transactions and Balances

Foreign currency transactions during the financial year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of assets and liabilities, whether realised or unrealised, are included in profit from ordinary activities as they arise.

The assets and liabilities of overseas controlled entities, which are self sustaining, are translated at financial year-end rates and operating results are translated at rates ruling at the end of each month. Gains and losses arising on translation are taken directly to the foreign currency translation reserve.

Exchange differences arising on hedged transactions undertaken to hedge foreign currency exposures, other than those for the purchase and sale of goods and services, are brought to account in the profit from ordinary activities when the exchange rates change. Any material gain or loss arising at the time of entering into a hedge transaction is deferred and brought to account in the profit from ordinary activities over the lives of the hedges.

Costs or gains arising at the time of entering hedged transactions for the purchase and sale of goods and services, and exchange differences that occur up to the date of purchase or sale are deferred and included in the measurement of the purchase or sale.

Gains and losses from speculative foreign currency transactions are brought to account in the profit from ordinary activities when the exchange rates change.

(e) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with benefits arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the company to an employee superannuation fund and are charged as expenses when incurred.

(f) Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and at call deposits with banks or financial institutions, investments in money market instruments maturing within less than two months and net of bank overdrafts.

(g) Going Concern

The financial statements have been prepared on a going concern basis, which anticipates the ability of the company to meet its obligations in the normal course of business. The ability of the Company to meet its existing obligations and those relating to planned acquisitions (as detailed in the Prospectus) will depend on the ability to raise funds pursuant to the Prospectus.

(h) Revenue

All revenue is stated net of the amount of goods and services tax (GST).

(i) Exploration and Development Expenditure

Exploration, evaluation and development expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of the economically recoverable assets.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removing of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology or an undiscounted basis.

Any changes in the estimates of the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly, the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

(j) Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of the ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

NOTE 2: PRO-FORMA TRANSACTIONS

The pro forma balance sheet has been prepared consistent with the accounting policies described in Note 1.

The purpose of the pro forma balance sheet is to incorporate the effect of the following proposed events subsequent to 31 December 2005 as if they had occurred at that date:

- The issue of 2,500,000 ordinary shares at 16 cents called to 4 cents per share to various shareholders to raise a total of $100,000 through a seed prospectus;
- Final call on 2,500,000 ordinary shares at 16 cents called to 12 cents per share to various shareholders to raise a total of $300,000. This represents a total amount received in respect of the 2,500,000 shares of 16 cents per share;
- The payment of costs associated to the issue of shares via the seed prospectus of $77,390 of which $30,000 is charged to contributed equity;
- The issue to Craig J. Sceroler Inc. of 1,650,000 ordinary shares at 16 cents each and the payment of US$1,690,000, conditional upon raising $7,000,000 pursuant to an initial public offering of its shares, as consideration for the purchase of the company's ownership interest in wells in LaSalle Parish Project, Louisiana, United States of America;
- The issue to James Stewart of 1,650,000 ordinary shares at 16 cents each and the payment of US$1,420,000, conditional upon raising $7,000,000 pursuant to an initial public offering of its shares, as consideration for the purchase of his ownership interest in wells in LaSalle Parish Project, Louisiana, United States of America;
- The issue of 35,000,000 ordinary shares at 20 cents each to raise a total of $7,000,000; and
- Payment of costs associated with the issue of 35,000,000 shares amounting to $485,000, of which $419,610 is charged to contributed equity.

NOTE 3: PROFIT FROM ORDINARY ACTIVITIES

Profit (losses) from ordinary activities before income tax expenses (income tax revenue) has been determined after:	**Actual Period Ended 31/12/2005**	**Pro forma 31/12/2005**
(a) Expenses		
Remuneration of the auditors for		
		14,000
- audit or review services	**5,000**	**15,000**

NOTE 4: CASH ASSETS/ RECONCILIATION OF CASH	1,191	2,614,979
Opening balance		1,191
The issue of 2,500,000 ordinary shares to various shareholders at 16 cents each to raise a total of $400,000 through a seed prospectus;	-	400,000
Payment of cost in raising seed capital	-	(77,390)
Issue of 35,000,000 shares @ 20 cents each	-	7,000,000
Payment for purchase of wells	-	(4,223,822)
Payment of costs associated with the issues of shares	-	(485,000)
	-	
Cash on hand	1,191	2,614,979

NOTE 5: INTEREST IN OIL AND GAS VENTURES	Actual Period Ended 31/12/2005	Pro forma 31/12/2005
Oil & Gas venture projects	-	4,751,822

The company entered into two agreements pursuant to which it agreed to acquire working interests in a number of wells under the Model Form Operating Agreement (MFOA), in LaSalle Parish in Louisiana, USA, subject to the satisfaction of a number or conditions precedent.

The recovery of the venture project costs is dependent upon their successful development and commercial exploitation, or alternatively the disposal of those interests at an amount at least equal to book value.

The acquisition of the interest as per the pro forma balance sheet at 31 December 2005 is to be funded as follows:

Balance 31/12/05	$ Nil
• Purchase of interest via payment of cash	4,223,822
• Purchase of interest via issues of shares	528,000
	4,751,822

NOTE 6: RECEIVABLES

CURRENT		
Other debtors – GST Receivable	464	464

NOTE 7: PAYABLES

	Actual Period Ended 31/12/2005	Pro forma 31/12/2005
CURRENT		
Sundry creditors and accruals		
Company registration	1,185	0
Audit fees	5,000	0
	6,185	0

NOTE 8: CONTRIBUTED EQUITY

Ordinary shares fully paid.	10,100	7,668,490
Opening Balance	-	10,100
The issue of 2,500,000 ordinary shares@ 16 cents called to 4 cents		100,000
Final call on 2,500,000 ordinary shares@ 16 cents called to 12 cents		300,000
Issue of shares as purchase consideration for wells purchased		528,000
Issue of 35,000,000 shares @ 20 cents each		7,000,000
Transaction costs arising on the issue of equity instruments		(449,610)
		7,488,490

NOTE 9: RETAINED PROFITS/(LOSSES)

Retained profits at the beginning of the financial year	-	(14,630)
Net profit (loss) attributable to members of the entity	(14,630)	(106,595)
Retained profits/(accumulated losses) after assumed transactions	(14,630)	(121,225)

NOTE 10: CASHFLOW INFORMATION

	Actual Period Ended 31/12/2005
(a) Reconciliation of cash	
Cash at the end of the financial year as shown in the statement of Cash Flows is reconciled to the related items in the statement of financial position as follows:	
Cash on hand	1,191
(b) Reconciliation of cash flow from operations with profit from ordinary activities after income tax	
Loss from ordinary activities after income tax	(14,630)
Changes in assets and liabilities	
Increase in receivables	(464)
Increase in payables	6,185
Cash flows from operations	(8,909)

NOTE 11: RELATED PARTY DISCLOSURES

Transactions between related parties are on normal commercial terms and conditions no more favourable that those available to other parties unless otherwise stated.

Transactions with related parties:

(a) Issue of shares to directors, and or related parties, as follows:-

Initial issue of 10,100,000 shares @ $.001cents per share, and subsequent issue of 2,500,000 shares initially called to 4 cents with a subsequent call of 12 cents.

John Dickinson	1,700,000
Justin Pettett	1,740,000
Ryan Messer	1,700,000
Ananda Kathiravelu	4,817,500

(b) Sterling Energy Pty Ltd – An entity associated with Messrs Dickinson, Pettett and Messer

- Administration fee in relation to the initial seed prospectus amounting to $7,750
- Administration fee in relation to the issue of 35,000,000 ordinary shares amounting to $25,000

(c) First Capital Corporate Ltd – An entity associated with Messer Kathiravelu

- Administration fee in relation to the initial seed prospectus amounting to $7,750
- Administration retainer in relation to the initial seed prospectus amounting to $3,000
- Administration fee in relation to the issue of 35,000,000 ordinary shares amounting to $25,000

(d) Key management personnel

- The Non-Executive Chairman of the Company is John Dickinson and he will be paid $60,000 per annum plus expenses for this role and services to the Company;
- The Executive Managing Director of the Company is Justin Pettett and he will be paid $80,000 per annum plus expenses for this role and services to the Company;
- The Non-Executive Director is Ryan Messer and he will be paid $60,000 per annum plus expense for his role and services to the Company;
- The Non-Executive Director is Ananda Kathiravelu and he will be paid $20,000 per annum plus expenses for his role and services to the Company;
- The Company Secretary is Matthew Fogarty and he will be paid $20,000 per annum plus expenses for his role and services to the Company.

NOTE 12: RESTORATION COSTS

Restoration costs for the various venture sites are paid into a trust account at a rate of USD $250 per month per well charged to the 100% working interest or ownership in the venture sites. This was determined by the Operator of the LaSalle Parish Project who is Belle Oil Inc, Natchez, Mississippi. Based on an average working interest of 10%, the restoration costs would equate to $8,562 (USD $6,300) per annum.

NOTE 13: CONTINGENT LIABILITIES AND CONTINGENT ASSETS

There are no contingent liabilities or assets at 31 December 2005.

NOTE 14: SHARE BASED PAYMENT

The Company purchased interest in oil and gas venture projects through the payment of cash as well as an issue of 3,300,000 fully paid shares at an issue price of 16 cents per share to the respective vendors.

NOTE 16: COMPANY DETAILS

The registered office of the company is:
Pryme Oil and Gas Limited
Level 7 320 Adelaide Street
Brisbane Queensland 4000
Australia

The wholly owned subsidiary of the Company is:
Pryme Oil and Gas Inc.
925B Peachtree Street NE Suite 384
Atlanta Georgia 30309
United States of America

9. RISK FACTORS

There are a number of risk factors that may impact on the future performance of the Company and the achievement of its financial objectives. Investors need to consider the risks involved in an investment in the Company before making a decision whether or not to apply for Shares.

The risks set out below are not exhaustive as other risks affecting the Company may exist. Some of the risks are of a general nature whilst some are specific either to the Company or the oil and gas sector within which the Company will seek to operate. If you are unsure about any of the information contained in this Section, you should consult your professional adviser.

9.1 Exploration and Development Risks

The business of oil and gas exploration, project development and production, by its nature, contains elements of significant risk with no guarantee of success. Ultimate and continuous success of these activities is dependent on many factors such as:

(a) the discovery and/or acquisition of economically recoverable reserves

(b) access to adequate capital for project development

(c) design and construction of efficient development and production infrastructure within capital expenditure budgets

(d) securing and maintaining title to interests

(e) obtaining consents and approvals necessary for the conduct of oil and gas exploration, development and production

(f) access to competent operational management and prudent financial administration, including the availability and reliability of appropriately skilled and experienced employees, contractors and consultants.

Whether or not income will result from projects undergoing exploration and development programs depends on successful exploration and establishment of production facilities. Factors including costs, actual hydrocarbons and formations, flow consistency and reliability and commodity prices affect successful project development and operations.

Drilling activities carry risk as such activities may be curtailed, delayed or cancelled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of drill rigs or other equipment. In addition, drilling and operations include reservoir risk such as the presence of shale laminations in the otherwise homogeneous sandstone porosity.

Industry operating risks include fire, explosions, unanticipated reservoir problems which may affect field production performance, industrial disputes, unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment, mechanical failure or breakdown, blow outs, pipe failures and environmental hazards such as accidental spills or leakage of liquids, gas leaks, ruptures, discharges of toxic gases or geological uncertainty (such as lack of sufficient sub-surface data from correlative well logs and/or formation core analyses. The occurrence of any of these risks could result in legal proceedings against the Company and substantial losses to the Company due to injury or loss of life, damage to or destruction of property, natural resources or equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation, and penalties or suspension of operations. Damage occurring to third parties as a result of such risks may give rise to claims against the Company.

There is no assurance that any exploration on current or future interests will result in the discovery of an economic deposit of oil or gas. Even if an apparently viable deposit is identified, there is no guarantee that it can be economically developed.

9.2 Reliance on Key Personnel

Within the existing corporate structure, the Company's success is dependent upon the ability of the Directors to manage the existing asset and identify acquisition opportunities for future growth. To manage its growth, the Company must in due course identify, hire, train and retain skilled personnel and senior management.

9.3 Oil and Gas Price Volatility

The demand for, and price of, oil and natural gas is highly dependent on a variety of factors, including international supply and demand, the level of consumer product demand, weather conditions, the price and availability of alternative fuels, actions taken by governments and international cartels, and global economic and political developments.

International oil and gas prices have fluctuated widely in recent years and may continue to fluctuate significantly in the future. Fluctuations in oil and gas prices and, in particular, a material decline in the price of oil or gas may have a material adverse effect on the Company's business, financial condition and results of operations.

9.4 Reserves and Resource Estimates

Reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice. Estimates which were valid when originally calculated may alter significantly when new information or techniques become available. In addition, by their very nature, resource and reserve estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional drilling and analysis the estimates are likely to change. This may result in alterations to development and production plans which may in turn, adversely affect the Company's operations.

9.5 Foreign Exchange Risk

The current operations of the Company are in the United States and the costs of and revenues from operations will be in United States dollars. As the Company's financial reports will be presented in Australian dollars, the Company will be exposed to the volatility and fluctuations of the exchange rate between the United States dollar and the Australian dollar.

Global currencies are affected by a number of factors that are beyond the control of the Company. These factors include economic conditions in the relevant country and elsewhere and the outlook for interest rates, inflation and other economic factors. These factors may have a positive or negative effect on the Company's exploration, project development and production plans and activities together with the ability to fund those plans and activities.

9.6 Title and Title Opinions

The system for obtaining development rights to oil and gas leases in Louisiana can be complex given that numerous parties may hold the undivided mineral estate to a particular tract of land. Securing the leases to those mineral estates often requires lengthy negotiation with the various parties.

In order to independently verify that the parties with whom a company is dealing are the correct and sole holders of the mineral estate and to analyse the full rights and restrictions applying to the interest held by those parties requires that a company obtain detailed title opinions from appropriately qualified and experienced lawyers in Louisiana. This can be a lengthy and expensive process and the final opinions are often the subject of numerous qualifications and requirements.

9.7 Environmental Risks

The Company's activities will be subject to the environmental risks inherent in the oil and gas industry. The Company will be subject to environmental laws and regulations in connection with operations it may pursue in the oil and gas industry, which operations are currently in Louisiana. The Company intends to conduct its activities in an environmentally responsible manner and in accordance with all applicable laws. However, the Company may be the subject of accidents or unforseen circumstances that could subject the Company to extensive liability.

Further, the Company may require approval from the relevant authorities before it can undertake activities that are likely to impact the environment. Failure to obtain such approvals will prevent the Company from undertaking its desired activities. The Company is unable to predict the effect of additional environmental laws and regulations that may be adopted in the future, including whether any such laws or regulations would materially increase the Company's cost of doing business or affect its operations in any area.

9.8 Competition

The Company will compete with other companies, including major oil and gas companies. Some of these companies have greater financial and other resources than the Company and, as a result, may be in a better position to compete for future business opportunities. Many of the Company's competitors not only explore for and produce oil and gas, but also carry out downstream operations on these and other products on a worldwide basis. There can be no assurance that the Company can compete effectively with these companies.

9.9 Additional Requirements for Capital

The Company believes that on completion of this Offer it will have sufficient working capital to carry out the objectives in this Prospectus. The funding of any further ongoing capital requirements beyond the requirements as set out in this Prospectus will depend upon a number of factors including the extent of the Company's ability to generate income from activities which the Company cannot forecast with any certainty.

Any additional equity financing will be dilutive to shareholders, and debt financing, if available, may involve restrictions on financing and operating activities. If the Company is unable to obtain additional financing as needed, it may not be able to take advantage of opportunities or develop projects. Further, the Company may be required to reduce the scope of its operations or anticipated expansion and it may affect the Company's ability to continue as a going concern.

9.10 Regulatory

Changes in relevant taxes, legal and administration regimes, accounting practice and government policies may adversely affect the financial performance of the Company.

9.11 General Economic and Political Risks

Changes in the general economic and political climate in the United States, Australia and on a global basis that could impact on economic growth, the oil and gas prices, interest rates, the rate of inflation, taxation and tariff laws, domestic security which may affect the value and viability of any oil and gas activity that may be conducted by the Company.

9.12 Joint Venture Parties, Contractors and Contractual Disputes

The Company by its subsidiary, Pryme Oil and Gas Inc is a party to a joint venture in respect of the LaSalle Parish Project. The Company is thereby reliant upon its joint venture participant complying with its obligations. For example, the operator of a joint venture may fail to implement necessary work programs within the time required for the particular interest, which would have a direct impact on the Company.

With respect to this issue, the Directors are unable to predict the risk of:

(a) financial failure or default by a participant in any joint venture to which the Company may become a party or

(b) insolvency or other managerial failure by any of the operators and contractors used by the Company in its exploration activities or

(c) insolvency or other managerial failure by any of the other service providers used by the Company or its operators for any activity.

9.13 Insurance

Insurance against all risks associated with oil and gas production is not always available or affordable. The Company will maintain insurance where it is considered appropriate for its needs however it will not be insured against all risks either because appropriate cover is not available or because the Directors consider the required premiums to be excessive having regard to the benefits that would accrue.

9.14 Potential Acquisitions

As part of its business strategy, the Company may make acquisitions of, or significant investments in, complementary companies or prospects although no such acquisitions or investments are currently planned. Any such transactions will be accompanied by risks commonly encountered in making such acquisitions.

9.15 Investment is Speculative

An investment in the Company is speculative. The Company will acquire a project in the oil and gas sector and there are no guarantees that the project to be acquired or any future investments or acquisitions in the oil and gas sector will be profitable or otherwise successful. There are inherent risks and uncertainty associated with the Company's current and future investments. Neither the Directors nor the Company warrant the future performance of the Company or any return on an investment in the Company.

10. MATERIAL CONTRACTS

Set out below is a brief summary of certain contracts which have been entered into by the Company and/or its wholly owned, United States incorporated subsidiary Pryme Oil and Gas Inc and which have been identified as material and relevant to potential investors. Under Louisiana laws, a company is unable to carry on business in Louisiana unless it is a company registered in Louisiana. For this reason, the Company has incorporated a wholly owned subsidiary (Pryme Oil and Gas Inc) which will conduct the Company's operations in Louisiana. To fully understand all rights and obligations of a material contract it is necessary to review each contract in full and these summaries should be read in that light.

10.1 Purchase and Sale Agreements – LaSalle Parish Project

On 12 of February 2006 the Company entered into a Purchase and Sale Agreement under which the Company by its nominee Pryme Oil and Gas Inc agreed to buy and Craig J Sceroler Inc. and Mr James Stewart agreed to sell an interest in the LaSalle Parish Project.

In consideration for acquiring the LaSalle Parish Project Interests, the Company agreed to pay:

(a) Craig J Sceroler Inc. US$1,690,000 in cash and 1,650,000 Shares in Pryme;

(b) Mr. James Stewart US$1,420,000 in cash and 1,650,000 Shares in Pryme;

The amount of interest in each field within the LaSalle Parish Project that the Company purchased is outlined below:

Field Name	Interest
Routh Point Field	10.00%
Northwest Rogers Area	10.00%
Petro Hunt et al Boot Hill Lease	5.00%
Shirley State Lease	10.00%
Ward Lease	8.25%
LA Pacific SU65 Ray 2-6SU 56 Lease	8.00%

The Company will be entitled to its full purchased interest in any income generated by the LaSalle Parish Project Interests from 1 April 2006.

The agreement is conditional upon:

(c) the Company raising AUD$7,000,000 under this Prospectus;

(d) the Company receiving conditional approval from ASX for quotation of its Shares on ASX;

(e) the Company receiving all necessary shareholder approvals that relate to this sale and purchase under the agreement; and

(f) the Company completing to its satisfaction, due diligence in relation to the seller's interests, on or before 1 April 2006 (or such other extended date as is agreed between the parties).

The agreement contains representations and warranties commonly found in agreements of this nature.

The agreement is governed by the laws of the State of Louisiana.

10.2 Model Form Operating Agreement

The leases to be acquired by the Company are the subject of the Model Form Operating Agreement (**MFOA**). These are direct ownership agreements.

Under the MFOA's the Company and where applicable, other participants, appoint a single operating company to be responsible for the completion or re-completion of wells. The party responsible for these activities is known as the Operator. The Operator under the relevant MFOA's is Belle Oil.

The MFOA's allow the participants to appoint an Operator that they have faith in based on past performances. The MFOA's also allow other participants to acquire an ownership interest in each project.

Parties to the MFOA's are severally liable, responsible only for its obligations and liable only for its proportionate share of the costs of developing and operating the area the subject of the relevant MFOA.

The Company has the right pursuant to all but one of the "Model Form Operating Agreements" relating to the Project (being the standard agreement between and among the holders of a working interest in the Project) to nominate additional well locations within the Project and offer a first right of refusal to the other working interest partners to participate. If they decline then the Company has the right to fund the costs of any non-participating interests and receive revenue rateable to the percentage working interest costs it has incurred. The Model Form Operating Agreement that does not include this right relates to the wells described as WX DRE SUC Petro Hunt et al No. 1, WXA RA SU56 2-6 No 1, and WXD RA SU65 La Pacific located in the La Pacific SU65 Ray 2-6 SU 56 Field

10.3 Executive Services Agreement with Mr Justin Pettett

The Company intends to enter into an Executive Services Agreement with Managing Director, Justin Pettett (**Services Agreement**). The term of the Services Agreement is for a period of 3 years. The term of the appointment may be extended by either the Company or Mr Pettett for a further period of 3 years.

Pursuant to the Services Agreement, Mr Pettett will receive a salary of $80,000 per year exclusive of superannuation.

Mr Pettett shall also be entitled to receive fees in the form of cash and/or securities in consideration for introducing new projects to the Company for acquisition and/or participation (subject to the requirement to obtain shareholder approval). The quantum and form of such fee will be determined by the Board in its absolute discretion.

10.4 Agreement with First Capital Corporate Pty Ltd

The Company has entered into an agreement with First Capital Corporate Limited whereby First Capital Corporate Limited will receive a fee of $5,000 per month for the provision of corporate advisory services (including providing ongoing advice on compliance issues, structuring and corporate governance) to the Company. In addition, First Capital Corporate Limited is to receive a one-off fee of $25,000 for providing its services to the Company in preparing this Prospectus, assisting the capital raising process pursuant to the Prospectus and ensuring the Company achieves requisite shareholder spread..

10.5 Agreement with Sterling Energy Pty Ltd

The Company has entered an agreement with Sterling Energy Pty Ltd whereby Sterling Energy Pty Ltd will receive a one-off fee of $25,000 for its services in assisting the Company to prepare the Prospectus (including verification of the Prospectus).

10.6 Deeds of Indemnity, Access and Insurance

The Company has or will enter into a deed of indemnity and access with each of its Directors and the company secretary.

Under these deeds, the Company indemnifies each officer to the extent permitted by the Corporations Act 2001 against any liability as a result of the officer acting as an officer of the Company. The Company is required under the deeds to maintain insurance policies for the benefit of the relevant officer for the term of the appointment and for a period of seven (7) years after retirement or resignation.

The deeds also provide for the right to access Board papers.

11. ADDITIONAL INFORMATION

11.1 Rights Attaching to Shares

Ordinary Shares

The rights, privileges and restrictions attaching to Shares can be summarised as follows:

(a) **General Meetings**

Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company.

Shareholders may requisition meetings in accordance with Section 249D of the Corporations Act and the Constitution of the Company.

(b) **Voting Rights**

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at general meetings of shareholders or classes of shareholders:

(i) each shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii) on a show of hands, every person present who is a shareholder or a proxy, attorney or representative of a shareholder has one vote; and

(iii) on a poll, every person present who is a shareholder or a proxy, attorney or representative of a shareholder shall, in respect of each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the share, but in respect of partly paid shares shall have such number of votes being equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable in respect of Shares (excluding amounts credited).

(c) **Dividend Rights**

Subject to the rights of persons (if any) entitled to shares with special rights to dividend the Directors may declare a final dividend out of profits in accordance with the Corporations Act and may authorise the payment or crediting by the Company to the shareholders of such a dividend. The Directors may authorise the payment or crediting by the Company to the shareholders of such interim dividends that the Directors determine. Subject to the rights of persons (if any) entitled to shares with special rights as to dividend all dividends are to be declared and paid according to the proportion that the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) in respect of such Shares in accordance with Part 2H.5 of Chapter 2H of the Corporations Act. Interest may not be paid by the Company in respect of any dividend, whether final or interim.

(d) **Winding-Up**

If the Company is wound up, the liquidator may, with the authority of a special resolution of the Company, divide among the shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the authority of a special resolution of the Company, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no shareholder is compelled to accept any shares or other Shares in respect of which there is any liability. Subject to the rights of shareholders (if any) entitled to shares with special rights in a winding-up and the Corporations Act all monies and property that are to be distributed in proportion to the shares held by them respectively irrespective of the amount paid-up or credited as paid-up on the shares. Where an order is made for the winding up of the Company or it is resolved by special resolution to wind up the Company, then on a distribution of assets to members, shares classified by ASX as restricted Shares at the time of the commencement of the winding up shall rank in priority after all other shares.

(e) **Transfer of Shares**

Generally, shares in the Company are freely transferable, subject to formal requirements, the registration of the transfer not resulting in a contravention of or failure to observe the provisions of a law of Australia and the transfer not being in breach of the Corporations Act or the Listing Rules.

(f) **Variation of Rights**

Pursuant to Section 246B of the Corporations Act, the Company may, with the sanction of a special resolution passed at a meeting of shareholders vary or abrogate the rights attaching to shares.

If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class), whether or not the Company is being wound up may be varied or abrogated with the consent in writing of the holders of three-quarters of the issued shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the shares of that class.

11.2 Partly Paid Shares

On 14 February 2006, the Company, in accordance with its Constitution, made a final call of 12 cents per share upon the 2,500,000 shares initially called to 4 cents per share, to raise a further $300,000. Of this amount, $162,330 has been received. The Directors have resolved that any partly paid shares forfeited will be transferred to a non-related third party.

11.3 Disclosure of Interests

Directors are not required under the Company's Constitution to hold any Shares. As at the date of this Prospectus, the Directors have relevant interests in Shares as set out in the table on the next page:

Director	Shares	Options
John Dickinson	1,700,000	Nil
Justin Pettett	1,740,000*	Nil
Ryan Messer	1,700,000	Nil
Ananda Kathiravelu	4,817,500**	Nil

* Justin Pettett has an indirect interest in these Shares, which are held by his associates.

**Ananda Kathiravelu has an indirect interest in 4,787,500 Shares which are held by his associates. The balance of 30,000 shares is held personally by Ananda Kathiravelu.

In addition to the securities held by the Directors, John Dickinson, Justin Pettett and Ryan Messer each have an interest in the material contracts described in sections 10.3 and 10.5 of this Prospectus because they are directors of Sterling Energy.

Ananda Kathiravelu has an interest in the Company's contract with First Capital Corporate Pty Ltd, as he is a director and shareholder of First Capital Corporate Pty Ltd (summarised in section 10.4 of this Prospectus).

11.4 Remuneration

The Company's Constitution provides that the remuneration of non-executive Directors will be not more than the aggregate fixed sum determined by a general meeting. The aggregate remuneration for non-executive Directors has been set at an amount not to exceed $300,000 per annum.

The remuneration of executive Directors will be fixed by the Directors and may be paid by way of fixed salary or consultancy fee.

The Director and officer fees currently total $240,000 per annum and are to be paid as follows:

(a) Justin Pettett - $80,000;

(b) John Dickinson - $60,000;

(c) Ryan Messer - $60,000;

(d) Ananda Kathiravelu - $20,000; and

(e) Matthew Fogarty - $20,000.

11.5 Fees and Benefits

Other than as set out below or elsewhere in this Prospectus, no:

(a) Director of the Company;

(b) person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus;

(c) promoter of the Company; or

(d) underwriter (but not a sub-underwriter) to the issue or a financial services licensee named in the Prospectus as a financial services licensee involved in the issue,

has, or had within 2 years before lodgement of this Prospectus with the ASIC, any interest in:

(i) the formation or promotion of the Company;

(ii) any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the offer of Shares under this Prospectus; or

(iii) the offer of Shares under this Prospectus,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of those persons as an inducement to become, or to qualify as, a Director of the Company or for services rendered in connection with the formation or promotion of the Company or the offer of Shares under this Prospectus.

Mr John Dickinson has a 4% working interest in the La Salle Parish Project as noted in Section 2.2 of this Prospectus.

Sterling Energy Pty Ltd and First Capital Corporate Ltd will each receive a fee of $25,000 for the management and co-ordination of the Offer and the preparation of the Prospectus. Sterling Energy Pty Ltd and First Capital Corporate Pty Ltd are related parties of the Company, Messrs John Dickinson, Justin Pettett and Ryan Messer are all directors and shareholders of Sterling Energy Pty Ltd. Ananda Kathiravelu is the managing director of First Capital Corporate Ltd.

Moore Stephens has acted as auditor and Investigating Accountant and has prepared an Investigating Accountant's Report which has been included in Section 7 of this Prospectus. The Company estimates it will pay Moore Stephens a total of $15,000 for these services. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, Moore Stephens has not received any other fees from the Company.

Steinepreis Paganin has acted as the solicitors to the Company in relation to the Offer and has been involved in due diligence enquiries on legal matters. The Company estimates it will pay Steinepreis Paganin $30,000 for these services. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, Steinepreis Paganin has received approximately $9,315 in legal fees for legal services.

Mr Joe B Adams has acted as the Independent Geologist and has prepared an Independent Geologist's Report which has been included in Section 6 of this Prospectus. The Company estimates that it will pay Mr Adams a total of US$1,200 plus expenses for these services. During the 24 months preceding lodgement of this Prospectus with the ASIC, Mr Adams has not received any other fees from the Company.

11.6 Consents

Each of the parties referred to in this section:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this section; and

(b) to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section.

Moore Stephens has given their written consent to being named as auditor and Investigating Accountant in this Prospectus and to the inclusion of the Investigating Accountant's Report in Section 7 in the form and context in which the report is included. Moore Stephens has not withdrawn its consent prior to lodgement of this Prospectus with the ASIC.

Steinepreis Paganin has given its written consent to being named as the solicitor to the Company in this Prospectus. Steinepreis Paganin have not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

Mr Joe B Adams has given its written consent to being named as the Independent Geologist to the Company in this Prospectus and to the inclusion of the Independent Geologist's Report in Section 6 in the form and context in which the report is included. Mr Adams has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

Advanced Share Registry Services has given its written consent to being named the Company's Share Registry in this Prospectus and has not withdrawn its consent prior to lodgement of this Prospectus with the ASIC.

11.7 Restricted Shares

ASX has indicated that certain existing security holders may be required to enter into agreements which restrict dealings in Shares held by them. These agreements will be entered into in accordance with the Listing Rules.

11.8 Expenses of the Offer

The total expenses of the Offer are estimated to be approximately $490,000 (exclusive of GST) and are expected to be applied towards the items set out in the table below:

Item of Expenditure	Amount ($)
ASIC fees	$2,010
Broker Commission	$350,000
Sterling Energy Pty Ltd Administration Fee	$25,000
First Capital Corporate Administration Fee	$25,000
Legal	$30,000
Audit/Accounting Fee	$15,000
Independent Geologist Report	$6,600
Graphic Design	$2,000
Printing	$5,000
ASX Fees	$32,600
Miscellaneous	$3390
TOTAL	**$485,000**

11.9 Litigation

As at the date of this Prospectus, the Company is not involved in any legal proceedings and the Directors are not aware of any legal proceedings pending or threatened against the Company.

11.10 Electronic Prospectus

Pursuant to Class Order 00/044, the ASIC has exempted compliance with certain provisions of the Corporations Act to allow distribution of an electronic prospectus and electronic application form on the basis of a paper prospectus lodged with the ASIC, and the publication of notices referring to an electronic prospectus or electronic application form, subject to compliance with certain conditions.

If you have received this Prospectus as an electronic Prospectus, please ensure that you have received the entire Prospectus accompanied by the relevant application forms. If you have not, please email the Company at info@prymeoilandgas.com and the Company will send you, for free, either a hard copy or a further electronic copy of the Prospectus or both. Alternatively, you may obtain a copy of the Prospectus from the Company's website at www.prymeoilandgas.com.

The Company reserves the right not to accept an application form from a person if it has reason to believe that when that person was given access to the electronic application form, it was not provided together with the electronic Prospectus and any relevant supplementary or replacement prospectus or any of those documents were incomplete or altered.

11.11 Taxation

The acquisition and disposal of Shares in the Company will have tax consequences, which will differ depending on the individual financial affairs of each investor. All potential investors in the Company are urged to obtain independent financial advice about the consequences of acquiring Shares from a taxation viewpoint and generally.

To the maximum extent permitted by law, the Company, its officers and each of their respective advisors accept no liability and responsibility with respect to the taxation consequences of subscribing for Shares under this Prospectus.

12. DIRECTORS' AUTHORISATION

This Prospectus is issued by the Company and its issue has been authorised by a resolution of the Directors.

In accordance with Section 720 of the Corporations Act, each Director has consented to the lodgement of this Prospectus with the ASIC.

Justin Pettett
Managing Director
For and on behalf of
Pryme Oil and Gas Limited

13. GLOSSARY

Where the following terms are used in this Prospectus they have the following meanings:

A$** or **$ means an Australian dollar.

Application Form means the application form accompanying this Prospectus relating to the Offer.

ASIC means Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

Bbl means the standard unit of measure of liquids in the petroleum industry; it contains 42 United States standard gallons or 159 litres.

Bcf means billion cubic feet.

Belle Oil and Operator means Belle Oil, Inc.

Board means the board of Directors as constituted from time to time.

Business Day means a week day when trading banks are ordinarily open for business in Brisbane, Queensland.

Company or **Pryme** means Pryme Oil and Gas Limited (ABN 75 117 387 354).

Closing Date means the closing date of the Offer as set out in the "Key Offer Details" section of the Prospectus.

Constitution means the constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Directors mean the directors of the Company at the date of this Prospectus.

Exposure Period means the period of 7 days after the date of lodgement of this Prospectus, which period may be extended by the ASIC by not more than 7 days pursuant to Section 727(3) of the Corporations Act.

LaSalle Parish Project or the **Project** means six (6) separate fields as outlined below that contains twenty-one (21) oil producing wells and five (5) salt water disposal wells covering 1,125 acres in the aggregate in LaSalle Parish, Louisiana.

Field Name
Routh Point Field
Northwest Rogers Area
Petro Hunt et al Boot Hill Lease
Shirley State Lease
Ward Lease
LA Pacific SU65 Ray 2-6SU 56 Lease

Listing Rules means the official listing rules of ASX.

MMBtu is a measurement of volume for natural gas meaning one million cubic feet of natural gas at an energy rating of 1000 British thermal units.

Offer means the offer of Shares pursuant to this Prospectus as outlined in Section 4.

Official List means the Official List of ASX.

Official Quotation means official quotation by ASX in accordance with the Listing Rules.

Prospectus means this prospectus.

Share means a fully paid ordinary share in the capital of the Company.

Share Registry means Advanced Share Registry Services.

Shareholder means a holder of Shares.

Sterling Energy means Sterling Energy Pty Ltd (ABN 16 101 085 321).

United States means United States of America.

US$ means United States Dollar.

WST means Western Standard Time, Perth, Western Australia

14. APPLICATION FORM

This Application Form relates to the issue of 35,000,000 Shares in Pryme Oil and Gas Limited at 20 cents per Share pursuant to a prospectus dated 3 March 2006. The expiry date of the prospectus is the date which is 13 months after the date of the prospectus. The prospectus contains information about investing in the Shares of the Company and it is advisable to read this document before applying for Shares. A person who gives another person access to this Application Form must at the same time and by the same means give the other person access to the prospectus, and any supplementary prospectus (if applicable). While the prospectus is current, the Company will send paper copies of the prospectus, and any supplementary prospectus (if applicable) and an Application Form, on request and without charge. The Corporations Act prohibits any person from passing onto another person an application form unless it is attached to a hard copy of the Prospectus or it accompanies the complete and unaltered version of the Prospectus.

Number of Shares applied for: ....

Application monies at 20 cents per Share: $ ....

Broker Stamp

Title .... Given Names/Company Name .... Surname/ACN..

Joint applicants or account designation ....

Postal Address

City/Town .... State .... Postcode ....

Email Address ....

Contact Name ....

Daytime Contact No. ....

Email contact ....

CHESS Details .... PID .... HIN ....

Tax File No/Exemption Category

Applicant 1	Applicant 2	Applicant 3
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Payment Details

Drawer	Bank	Branch	Amount
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14.1 DECLARATION

By lodging this application form and a cheque for the application money the applicant hereby:

a) applies for the number of Shares specified in the application form or such lesser number as may be allocated by the directors;

b) agrees to be bound by the Constitution of the Company; and

c) authorises the directors to complete or amend this application form where necessary to correct any errors or omissions; and

d) acknowledges that he/she has received a copy of the Prospectus attached to or accompanying this Application Form or a copy of the Application Form before applying for the Shares.

NOTES

1. Enter the number of Shares you wish to apply for. Applications must be for a minimum of 10,000 Shares and thereafter in multiples of 2,000 Shares.
2. Enter the total amount of application monies payable. To calculate this amount, multiply the number of Shares you are applying for by 20 cents for each Share.
3. Enter the full name(s) of all legal entities that are to be recorded as the registered holders.
4. Enter the postal address for all communications from the Company.
5. Enter the name and telephone number of the person who should be contacted if there are any questions with respect to this application.
6. If you are CHESS sponsored, enter your Participant Identification Number (PID) and Holder Identification Number (HIN), otherwise leave this box blank and a Shareholder Reference Number (SRN) will be allocated to you on issue.
7. Enter the tax file number(s) of the applicant(s) - this is not mandatory.
8. Unless otherwise agreed by the Company, payment must be made to ***"Pryme Oil and Gas Ltd – Share Application Account"*** by cheque drawn or payable on a bank within Australia, crossed ***"Not Negotiable"*** and be in Australian dollars. Receipt of payment will not be acknowledged.
9. This application form does not need to be signed. Return of this application form with the required application monies will constitute acceptance of that number of Shares stated on this form.

If you have received an application form without a complete and unaltered copy of this prospectus, please contact the Company who will send you, free of charge, either a printed or electronic version of this prospectus (or both).
Please note that if an application form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be accepted. Any decision of the directors as to whether to accept an application form, and how to construe, amend or complete it, shall be final. An application form will not be treated as having offered to subscribe for more Shares than is indicated by the amount of the accompanying cheque. Please deliver the completed application form (accompanied by a cheque for the application monies) at any time prior to closing date to:

By Delivery
Pryme Oil and Gas Ltd
C/- Advanced Share Registry Services
110 Stirling Highway
NEDLANDS WA 6009

By Post
Pryme Oil and Gas Ltd
C/- Advances Share Registry Services
PO Box 1156
NEDLANDS WA 6909

Applications must be received by the closing date.

Please telephone the Company's Share Registry, Advanced Share Registry Services on (08) 9389 8033 if you have any questions with respect to this application form.

Applications are for Shares as detailed in the prospectus dated 3 March 2006.

CORRECT FORMS OF REGISTRABLE TITLE

Note that only legal entities are allowed to hold securities. Application forms must be in the name(s) of a natural person(s), companies or other legal entities acceptable to the Company. At least one full name and the surname is required for each natural person. Application forms cannot be completed by persons less than 18 years of age. Examples of the correct form of registrable title are set out below:

Type of Investor	Correct Form of Registrable Title	Incorrect Form of Registrable Title
Trusts	Mr John David Brown <John David Brown A/C>	John Brown Family Trust
Deceased Estates	Mr John David Brown <Est John David Brown A/C>	John Brown <Deceased>
Partnerships	Mr John David Brown and Mr Michael James Brown	John Brown & Son
Clubs/Unincorporated Bodies	Mr John David Brown <ABC Tennis Association A/C>	Brown Investment Club or ABC Tennis Association
Super Funds	John Brown Pty Ltd <Super Fund A/C>	John Brown Superannuation Fund



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OIL AND GAS

www.prymeoilandgas.com